Filed Pursuant to Rule 424(b)(5)
Registration No. 333-76072

PROSPECTUS SUPPLEMENT
 (To Prospectus dated January 14, 2002)

3,100,000 Shares

Class A Common Stock

We are offering 3,100,000 shares of our Class A common stock. We have also granted the underwriters a 30-day option to purchase up to an additional 465,000 shares of Class A common stock to cover over-allotments, if any.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “FRM.” The last reported sale price of our Class A common stock on September 18, 2003 was $15.70 per share. Our Class A common stock has limited voting rights.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE S-5.

	Per Share	Total
Public Offering Price	$15.0000	$46,500,000
Underwriting Discount	$0.7875	$2,441,250
Proceeds, before expenses, to Friedman’s	$14.2125	$44,058,750

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

McDonald Investments Inc.

JMP Securities

Wedbush Morgan Securities Inc.

Morgan Joseph & Co. Inc.

The date of this prospectus supplement is September 19, 2003

[Friedman’s Logo]
[Graphic: photo of Friedman’s Power Strip Store]

Friedman’s has 686 stores in 20 states.

[Graphic: Photo of Friedman’s Mall Store]

      You should rely only on the information contained in this prospectus supplement or in any document to which we have referred you. This prospectus is comprised of a supplement dated September 19, 2003 and our prospectus dated January 14, 2002 included herewith. We have not authorized anyone to provide you with information different from that contained in the prospectus and prospectus supplement. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in the prospectus and the prospectus supplement is accurate only as of the dates of the prospectus and prospectus supplement, respectively, regardless of the time of delivery of or of any sale of our Class A common stock.

      In the prospectus and prospectus supplement, “prospectus” refers collectively to our prospectus supplement dated September 19, 2003 and our prospectus dated January 14, 2002, and the terms “we,” “us” and “our” refer to Friedman’s Inc. and its consolidated subsidiaries, which excludes Crescent Jewelers Inc. and its subsidiaries.

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SUMMARY

      This section summarizes information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read and consider all of the information in this prospectus, including the information incorporated by reference, before deciding to invest in shares of our Class A common stock.

Friedman’s Inc.

      We are the third largest specialty retailer of fine jewelry in the United States, operating 686 stores in 20 states. We position ourselves as The Value Leader® by offering our customers competitive prices, a broad selection of quality merchandise and a high level of customer service. We target low to middle income consumers, ages 18 to 45, and provide them with a selection of diamonds, gold, gemstones and wedding-related items tailored for their market. We offer a proprietary credit program to help customers finance their purchases and, in fiscal 2002, sales on credit accounted for approximately 53% of our net sales. Our credit program generates return visits to our stores, as a majority of our credit customers make their credit payments in person. This allows our sales associates to build personal relationships with customers and facilitates additional purchases.

      Our store format, real estate strategy and customer service are designed to bring our target customers a neighborhood specialty store experience with the merchandise assortment, pricing and scale of a chain retailer. We use targeted and focused advertising to create what we believe is our unique identity as a fine jewelry retailer offering value pricing. We have increased our presence by expanding our store base from 55 stores in fiscal 1992 to our current 686 stores. We believe that we were the first specialty jewelry retailer to pursue significant expansion in power strip centers anchored by large discount retailers such as Wal-Mart or Target. Currently, 461 of our stores are located in power strip centers.

Business Strategy

      We intend to become the leading specialty retailer of fine jewelry in the United States. To achieve this goal, we follow a business strategy that uniquely positions us in the highly fragmented retail jewelry industry. The principal elements of our business strategy include the following:

•	Offer Value to Our Customers. We are committed to offering our customers value through a combination of competitive prices, a broad selection of quality merchandise, a high level of customer service and a convenient credit program for qualified purchasers. In addition, the merchandising plan for each store is tailored to its market demographics, including careful product selection, with particular attention paid to quality and price, and specific merchandise display instructions. These efforts and our high in-stock rate allow us to provide value to our customers through a broad selection of quality merchandise tailored to their preferences. We believe these efforts have established us as The Value Leader® and help us to develop long-term customer relationships.

•	Gain Brand Dominance and Operational Efficiency. We have established strong brand name recognition and a substantial store base in the markets that we serve. Operating numerous stores in a particular market allows us to realize operating and marketing efficiencies because we can spread our costs related to operations, management and advertising over a larger number of stores. As a result, we tend to have higher returns on investments in markets where we operate more stores. We believe that as we expand our presence in our existing markets, market density factors will result in reduced costs and improved store sales in those markets and lead to better operating margins and increased profitability.

•	Achieve Market Density Through Power Strip Centers and Regional Malls. Our store locations vary from power strip centers in small, rural towns to moderately upscale suburban mall locations. Approximately 67% of our current store base is located in high-traffic power strip centers that are anchored by a large discount retailer such as Wal-Mart or Target. In addition, these power strip centers often contain other leading discount retailers such as Cato, Charming Shoppes, Dollar Tree and Payless Shoes, which we believe draw our target customers. We are the only specialty jewelry retailer pursuing a power strip strategy as a significant part of its overall expansion strategy. In most cases, we locate our stores in power strip centers where we obtain the right to be the only specialty jewelry retailer in the center. Compared to mall stores, our power strip stores have a lower opening cost structure and offer more attractive returns and margins. Regional mall stores are also an important component of our strategy to offer convenient shopping and build the Friedman’s brand.

•	Build Recurring Traffic Through In-Store Credit Programs. During fiscal 2002, approximately 53% of our net sales were generated by credit sales using our proprietary credit program. We encourage our credit customers to make monthly payments in person at the store. In fiscal 2002, approximately 75% of our credit customers paid in person, and we averaged approximately 10 in-person payments per store, per day. The recurring traffic generated by our credit program allows our sales associates to build personal relationships with customers and facilitates additional purchases.

Growth Strategy

      From 1992 through fiscal 2000, we grew our store base from 55 stores to 619 stores. In fiscal 2001 and fiscal 2002, we slowed our new store growth, focused on improving our operating efficiencies and margins and strengthened our management team. We have embarked on our next phase of growth, utilizing our strong management, systems and infrastructure to accelerate our market penetration.

•	Growth from Recently Opened Stores. In our current fiscal year, we have opened 36 net new stores. Our new stores are generally profitable in the first 12 months of operation, but typically take four to six years to mature. During that time, the recurring traffic generated by our credit program and increased market awareness from our aggressive advertising generally produce significant sales and profitability improvements.

•	Store Growth in Existing Markets. We believe there is significant opportunity to grow our stores in existing markets, and we have identified more than 1,000 potential locations in these markets. We intend to open between 45 and 55 net new stores during fiscal 2003 and to add 55 to 65 net new stores in fiscal 2004 in power strip centers and mall locations. We will target store openings in markets where we already have an established brand and a strong operating presence, which should enable us to expand our store base with minimal additional corporate investment.

•	Future Acquisition of Jewelry Retailers. We consider opportunities to grow our company through the acquisition of jewelry retailers whose geographic locations fit within our overall goals and whose merchandising and advertising strategies complement our own. In addition, as described in more detail below, we maintain a strategic relationship with Crescent Jewelers, a 167-store chain operating primarily in California. Our affiliation with Crescent includes a warrant to acquire 50% of its outstanding stock, and we may decide to acquire Crescent in the future.

•	Store Growth in New Markets. There is additional opportunity for store growth in new markets. We target power strip centers in which discount retailers such as Wal-Mart or Target have a presence and believe there are at least 1,000 additional strip and mall locations that have the demographics for our stores to be successful. Growth in these new locations will allow us to bring our quality products and services to a national audience and help us to reach our goal of being the leading specialty retailer of fine jewelry.

Crescent Jewelers

      As part of our overall business strategy, since 1996 we have maintained a strategic relationship with Crescent Jewelers, a specialty retailer of fine jewelry based in Oakland, California, that we believe positions us to enter significant new markets. We have a direct investment in Crescent of $86.3 million, consisting of $50.0 million of Series A preferred stock and $36.3 million of a senior subordinated note. See

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      Crescent operates a total of 167 stores in six western states, strategically located in one of the largest and fastest growing markets in the United States, and operates significantly more stores in California than its nearest competitor. Crescent has opened three stores in El Paso, Texas, under the Joyerias ItzáTM tradename, focused exclusively on developing a fine jewelry offering for the Spanish-speaking community. Crescent intends to open between 15 and 20 net new stores during fiscal 2003 and 35 to 45 net new stores in fiscal 2004, including 10 to 15 net new Joyerias Itzá stores.

      For the nine months ended June 28, 2003, Crescent achieved net sales of $119.9 million, a 4.7% increase from net sales of $114.6 million in the same period in fiscal 2002. In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities. Based on our current understanding of the Interpretation and consultation with our auditors, we believe Crescent’s financial statements should be consolidated with those of Friedman’s for financial reporting purposes following the effective date of the Interpretation. We expect to adopt the Interpretation with the reporting of our fiscal year ending September 27, 2003, effective as of the beginning of fiscal 2003, September 29, 2002. See “Selected Pro Forma Consolidated Financial Data.”

      We are affiliated with Crescent through common controlling ownership and executive management. Phillip E. Cohen controls Crescent and is also the beneficial owner of all of our Class B voting common stock. In addition, our Chief Executive Officer, Bradley J. Stinn, also serves as Chief Executive Officer of Crescent, and our Chief Financial Officer, Victor M. Suglia, also serves as Chief Financial Officer of Crescent. We also have contractual arrangements with Crescent under which we provide Crescent with accounting and information technology support, certain other back-office processing services and the use of our “The Value Leader” trademark.

The Offering

Class A common stock offered by us	3,100,000 shares

Class A common stock to be outstanding after this offering	20,754,559 shares

Class B common stock outstanding	1,196,283 shares

Use of proceeds	Fund new store openings, repay a portion of the debt outstanding under our credit facility or other indebtedness, provide continuing financial support of our affiliate, Crescent Jewelers, finance future acquisitions or provide general working capital.

New York Stock Exchange symbol	FRM

Dividend	We have paid quarterly dividends since the third quarter of fiscal 1999 and currently pay a quarterly dividend of $0.0225 per share.

The number of shares of Class A common stock to be outstanding after this offering:

•	is based on 17,654,559 shares of Class A common stock outstanding as of September 16, 2003;

•	assumes no exercise of the underwriters’ option to purchase up to 465,000 additional shares of Class A common stock to cover over-allotments; and

•	does not take into account 2,233,810 shares of Class A common stock issuable upon exercise of options outstanding as of September 16, 2003, at a weighted average exercise price of $9.63 per share, and an additional 1,196,283 shares of Class A common stock issuable upon the conversion of 1,196,283 shares of Class B common stock.

Summary Financial and Operating Data

(In thousands, except per share amounts and selected operating data)

     The following table summarizes our financial and operating results for the nine months ended June 28, 2003 and June 29, 2002 and the fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000:

	Nine Months Ended June		Fiscal Year Ended September

	2003	2002	2002	2001	2000

Income Statement Data:
Net sales	$393,518	$366,829	$436,069	$411,037	$376,351
Income from operations	41,947	36,194	35,707	19,950	33,910
Net income	26,926	23,436	23,167	12,229	19,704
Diluted earnings per share	$1.42	$1.39	$1.34	$0.84	$1.36

Selected Operating Data:
Number of stores (end of period)	675	650	650	643	619
% increase in comparable store sales(1)	4.6%	3.3%	3.5%	2.0%	6.9%
Average sales per store	$593,989	$567,408	$674,507	$651,406	$654,524
Average transaction size	$197	$191	$195	$178	$166
Credit sales as a % of net sales	52.2%	51.5%	52.8%	52.3%	52.6%
Number of active customer accounts	396,001	380,224	355,827	325,026	304,687

Balance Sheet Data:
Working capital(2)	$285,637	$113,516	$249,832	$53,628	$196,260
Total assets	496,176	479,242	447,883	452,625	319,655
Total debt(3)	127,197	149,127	116,016	169,499	48,430
Stockholders’ equity	305,756	280,217	279,567	222,571	211,027

(1)	A new store becomes a comparable store in the first full month following the one-year anniversary of the opening of such store. Commencing in fiscal 2002, the calculation of comparable store sales includes product warranty revenue.

(2)	Fiscal 2001 includes bank debt of Friedman’s and Crescent amounting to $168.5 million. For purposes of comparison, excluding bank debt, working capital was $222.1 million.

(3)	Fiscal 2001 includes bank debt of Friedman’s amounting to $60.3 million.

RISK FACTORS

      Any investment in our Class A common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our Class A common stock. If any of the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our Class A common stock could decline, and you may lose all or part of the money you paid to buy our Class A common stock.

Risks Relating to Our Company

We may not be able to manage our growth effectively, which may result in decreases in sales of existing or new stores, increases in our operating expenses or both.

      The number of stores we operate has increased during the past four years. We opened approximately 60 net new stores during fiscal 1999, 88 net new stores during fiscal 2000, 24 net new stores during fiscal 2001 and seven net new stores during fiscal 2002. We intend to continue to expand at a rate greater than we experienced in fiscal 2002, to open between 45 and 55 net new stores during fiscal 2003 and to add 55 to 65 net new stores in fiscal 2004. Our growth has placed, and will continue to place, significant demands on all aspects of our business, including our management information and distribution systems and personnel. In addition, this growth has required substantial investments necessary to build our brand name, store base and infrastructure in the new markets we have entered and has resulted in a decline in our operating margins. For these reasons, we may not be successful in continuing or successfully managing our growth, which could result in a reduction in our revenue growth or an increase in operating expenses, which would directly and adversely affect our earnings.

We may not be able to successfully execute our growth strategy, which could result in revenue and earnings growth significantly lower than we or the markets anticipate.

      Our growth strategy depends upon our ability to successfully open and operate new stores. Our success in opening and operating new stores depends upon a number of factors, including, among others, our ability to:

•	maintain the cash flow required to open and stock new stores;

•	identify store locations that match our power strip or regional mall profiles;

•	negotiate acceptable lease terms;

•	open new stores in a timely manner;

•	source sufficient levels of inventory to meet the needs of new stores;

•	hire and train qualified store personnel; and

•	successfully integrate new stores into our existing operations.

      In addition, any expansion into new markets may present different competitive, advertising, merchandising and distribution challenges than those we encounter in our existing markets. Expansion in our existing markets may cause the net sales volumes in our existing stores in those markets to decline. If we are unsuccessful in implementing our growth strategy, our business, operating results and financial position could be adversely affected.

The loss of our chief executive officer or other key personnel who have extensive knowledge of our operations and growth strategy and experience with our industry could significantly harm the operation of our business and our ability to achieve our revenue and earnings growth objectives.

      Our management and operations depend on the skills and experience of our senior management team, including our Chief Executive Officer, Bradley J. Stinn. We believe that our ability to successfully implement our growth strategy depends on the continued employment of our senior management team. The loss of Mr. Stinn or one or more of our other senior officers could hurt us materially. We do not currently have employment agreements with, or key-man life insurance for, any senior officer, including Mr. Stinn.

We may make acquisitions or investments that are not successful and that adversely affect our ongoing operations by detracting management’s attention from our daily operations and growth, increasing our operating costs or both.

      As part of our growth strategy, we may acquire or make investments in other retail jewelry businesses. Since we have grown primarily by opening new retail jewelry stores, our ability to identify acquisition candidates, execute acquisitions and properly manage the integration of acquisitions is unproven. If we fail to properly evaluate and execute acquisitions or investments and assimilate acquired operations into our own, it may materially harm our business and operating results. In addition, acquisitions and investments could divert our management’s attention from our core operations, which may adversely affect our operating results.

Our ability to offer credit and insurance products and achieve profitable results from that business may be adversely affected by changes in laws and regulations.

      The operation of our credit and insurance business subjects us to substantial regulation relating to disclosure and other requirements governing origination, servicing, debt collection and, in particular, the amount of finance charges we can impose. Any adverse change in the regulation of consumer credit could lower our net sales and increase our operating expenses. For example, new laws or regulations could limit the amount of interest or fees we could charge on consumer loan accounts or restrict our ability to collect on account balances, which could have a material adverse effect on our earnings.

      Federal and state laws and regulations also impact the various types of insurance that we offer. We operate in many jurisdictions and are subject to the complex rules and regulations of each jurisdiction. These rules and regulations may undergo periodic modifications and are subject to differing statutory interpretations, which could make compliance more difficult and more costly.

      Compliance with existing and future laws or regulations could require material expenditures or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines, additional licensing expenses or the revocation of our licenses to sell insurance in these jurisdictions, any of which could have a material adverse effect on our results of operations and stock price.

The future of our credit business is uncertain, and the willingness of consumers to use our credit program to make purchases, and their ability to make scheduled payments, may cause significant fluctuations in our sales and operating expenses.

      Approximately 53% of our net sales are on credit. Our credit programs allow our customers to purchase more expensive and larger quantities of our merchandise, which enables our stores to have higher average sales. A decrease in credit sales could have a material adverse effect on our earnings by lowering our net sales and increasing our operating expenses. Also, credit sales lead to more frequent contact and better personal relationships with the approximately 75% of our credit customers who choose to make in-store installment payments. As a result, a decrease in credit sales could also reduce traffic in our stores and lower our revenues.

      We adhere to strict credit application guidelines in determining whether our customers qualify for credit. During a downturn in general economic conditions, as we have recently experienced, or local economic developments such as plant closings, fewer of our customers may qualify for credit or we may suffer a higher rate of non-payment, either of which could have a material adverse effect on our sales and operating expenses. As we expand our store base into new markets, we obtain new credit accounts, which present a higher risk than our mature credit accounts, as these new customers do not have an established credit history with us. Since it takes time to evaluate the credit characteristics of our new customers, we may experience initial uncertainty in our credit portfolio. Also, since we conduct our collection procedures at the store level, our collection efforts are decentralized and become more decentralized as our store base grows. When we close stores, it may be difficult for us to collect credit payments from customers of such stores. Difficulties we may encounter in maintaining the currency of our credit accounts could result in a material adverse effect on our earnings. If our credit portfolio deteriorates, our line of credit may be adversely affected, thereby decreasing a key source of financing for our operations.

      We use a computer credit scoring process to determine whether a credit applicant should be approved for a credit account and, if so, the credit limit that should be applied to the account. The computer credit scoring process relies on a computer model, which we revise from time to time. If our computer credit scoring process fails to accurately analyze the credit risk of applicants due to a computer failure or errors in the model, our credit losses may be greater than anticipated.

Our investment of $86.3 million in Crescent is unsecured, and is therefore subject to the same risks as any equity or unsecured investment; any reduction in the value of that investment would result in an immediate charge to our earnings, adversely affecting our reported results of operations and likely our stock price.

      In connection with the refinancing of our credit facility in August 2002, we restructured our financial support of Crescent by terminating our guarantee of Crescent’s previous $112.5 million senior secured revolving credit facility and making a direct investment in Crescent of $85.0 million. This investment consists of $50.0 million of Series A preferred stock and $35.0 million of a senior subordinated note, the face amount of which increased to $36.3 million in July 2003 when Crescent Jewelers issued additional senior subordinated notes to us in lieu of the scheduled interest payment. Both investments are unsecured. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financial Support of Crescent Jewelers” for more details.

      The investments were recorded on our balance sheet as a noncurrent asset and are currently carried at their face value. In accordance with the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, we are required to evaluate whether there has been an other than temporary decline in the value of the investment on a quarterly basis. Any other than temporary reduction in value will result in an immediate income statement charge, which will reduce our reported net income and earnings per share. The reduction in the value of our investment in Crescent, which would likely result from a deterioration in its financial condition and results of operations, and the resulting charge to our earnings would most likely have a negative impact on the trading price of our Class A common stock on the New York Stock Exchange.

      As discussed below, we expect to adopt Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interests Entities, which we refer to as FIN 46, in our financial statements for the fiscal year ending September 27, 2003, effective as of the beginning of fiscal 2003, September 29, 2002. Subsequent to the adoption of the interpretation, Crescent’s assets, liabilities and results of operations will be consolidated with Friedman’s.

If the adjustments reflected in the pro forma consolidated financial statements of Friedman’s and Crescent in this prospectus differ materially from those reflected in the actual audited consolidated financial statements of Friedman’s and Crescent for fiscal 2003, the market price of our Class A common stock could be adversely affected.

      In January 2003, the Financial Accounting Standards Board issued FIN 46. Based on our current understanding of the Interpretation and consultation with our auditors, we believe Crescent’s financial statements should be consolidated with those of Friedman’s for financial reporting purposes following the effective date of the Interpretation. We expect to adopt the Interpretation in our financial statements for the fiscal year ending September 27, 2003, effective as of the beginning of fiscal 2003, September 29, 2002. Due to the significance of this anticipated consolidation, we have provided unaudited pro forma consolidated financial data as of June 28, 2003 and for the nine-month period then ended in advance of the implementation date of the Interpretation. Given the complexity and scope of the Interpretation, the FASB recently announced its intent to provide additional guidance on its application. The data presented in this prospectus are subject to audit and may change from the pro forma presentation based on such audit and any additional guidance provided by the FASB or the accounting profession. If the amount of Crescent’s stockholders’ deficit as of September 28, 2002 that is reflected in our fiscal 2003 audited financial statements differs significantly from the amount reflected in the pro forma financial data in this prospectus supplement, the market price of our Class A common stock could be adversely affected.

The consolidation of Crescent’s financial statements in our financial statements may adversely affect the market price of our Class A common stock because it will complicate the analysis of our historical and future performance and financial condition.

      We expect to consolidate Crescent’s financial statements in our audited financial statements in accordance with FIN 46 beginning with our 2003 fiscal year. Investors and analysts may not easily be able to evaluate the predictive nature of our historical financial performance because our financial statements for fiscal 2002 and fiscal 2001 will not reflect Crescent’s performance, and our fiscal year 2003 net income will be reduced by absorption of Crescent’s stockholders’ deficit associated with minority interests as of September 28, 2002.

      The analysis of our future financial statements will also be difficult because our consolidated net income will reflect 100% of Crescent’s earnings for a period of time following the consolidation even though we do not own any common stock of Crescent. Hence, our net income and earnings per share data may not be reflective of future net income and earnings per share. Once Crescent’s future earnings equal the amount of Crescent’s stockholders’ deficit as of September 28, 2002, our consolidated financial statements will reflect the attribution of 100% of Crescent’s earnings to minority interests, except to the extent we own any of Crescent’s common stock at that time. Therefore, our consolidated net income will not include any of Crescent’s net income (except to the extent we own any of Crescent’s common stock at that time).

Crescent has increased its accounts payable and net stockholders’ deficit, which may result in an event of default under its credit facility and, as a result, may impair our $86.3 million investment in Crescent.

      Crescent’s unaudited stockholders’ deficit as of September 28, 2002 was $28.0 million. This amount contains an addition to Crescent’s stockholders’ deficit of approximately $4.0 million that was recorded since we released pro forma consolidated financial information for Friedman’s and Crescent in April 2003, which showed a stockholders’ deficit for Crescent as of September 28, 2002 of $24.0 million. The additional amount is related primarily to an adjustment to Crescent’s accounts payable balance to reinstate amounts due to several of Crescent’s consignment goods vendors that were incorrectly eliminated in years prior to fiscal 2002. This adjustment reflects certain estimates of amounts due and, along with Crescent’s balance sheet at September 28, 2002, is unaudited.

      The bank group that provides Crescent’s credit facility may take the position that this adjustment results in an event of default under Crescent’s credit facility. If the bank group believes an event of default exists, among other things, the bank group may require that amounts outstanding under the credit facility accrue interest at a rate based on the prime rate rather than the typically more favorable Eurodollar rate and the bank group may require Crescent to pay default interest on amounts outstanding under the facility. If Crescent has to seek a waiver from the bank group of any such event of default, the bank group could require payment of a waiver fee. Any of these outcomes would increase Crescent’s operating expenses and the operating expenses we report following the expected consolidation of our financial statements with those of Crescent. In addition, the bank group could elect not to waive any such event of default and to declare all amounts outstanding under the Crescent credit facility immediately due and payable. In such event, we and management of Crescent believe Crescent will be able to refinance its debt. Accordingly, we believe that our investment in Crescent would not be impaired. However, if Crescent is subsequently unable to refinance the credit facility and replace the bank group, Crescent may not be able to meet such a demand for payment and, as a result, our investment of $86.3 million in Crescent could suffer an other than temporary decline in value. Any writedown in our investment in Crescent (prior to the consolidation) would adversely affect our earnings.

Our controlling stockholder and some of our directors and executive officers may have a conflict of interest as a result of their relationship with Crescent, and may make decisions that are perceived to favor the Class B common stockholders.

      We are affiliated with Crescent through common controlling ownership and executive management. Phillip E. Cohen controls all of our Class B common stock through his ownership of MS Jewelers Corporation, the general partner of MS Jewelers Limited Partnership, which owns all of our Class B common stock. As a result, he has significant control over our business, policies and affairs, including the power to appoint new management, prevent or cause a change of control and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. In addition, Mr. Cohen, through his ownership of MS Jewelers Corporation, has the right to elect up to 75% of our directors. Mr. Cohen also controls Crescent through his ownership of CJ Morgan Corp., the general partner of CJ Limited Partnership, which owns substantially all of the capital stock of Crescent. We have entered into agreements with Crescent, whereby we provide Crescent with accounting and systems support services, as well as use of our “The Value Leader” trademark. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financial Support of Crescent Jewelers.” In addition, Bradley J. Stinn, our Chief Executive Officer, is also the Chief Executive Officer of Crescent and Victor M. Suglia, our Chief Financial Officer, is also the Chief Financial Officer of Crescent.

We are engaged in litigation on two matters regarding our employment practices and a vendor’s factoring program, which could result in the payment of significant legal expenses or damages, require us to implement more costly procedures relating to the hiring of future employees or adversely affect our reputation.

      We are subject from time to time to lawsuits, as well as complaints to the Equal Employment Opportunity Commission, from current or former employees, alleging discrimination or harassment in our employment practices. We have recently been sued in a putative class action filed in the United States District Court for Maryland alleging racial discrimination in employment. While we believe we do not engage in or promote discrimination or harassment of any type, if we are found liable in this lawsuit or in connection with other discrimination or harassment claims, we could be required to pay substantial damages or incur substantial costs as a part of an out-of-court settlement, either of which could have a material adverse effect on our results of operations or stock price. Also, an adverse judgment or any negative publicity associated with discrimination claims against us could affect our reputation, which could have a negative impact on sales of our jewelry and our ability to hire and retain qualified employees.

      We, along with 13 other defendants including Crescent and Whitehall Jewellers, have recently been sued by Capital Factors, Inc., a receivables factoring company that factored the accounts receivable of one of our former vendors, Cosmopolitan Gem Corporation. Capital Factors alleges that all the defendants intentionally or negligently participated with Cosmopolitan in the misrepresentation of the balance of Cosmopolitan’s accounts receivable, the effect of which was to induce Capital Factors to continue to advance funds to Cosmopolitan. Capital Factors also alleges that we and Crescent improperly made payments directly to Cosmopolitan. In general, Capital Factors alleges damages in an aggregate amount of not less than $30 million against the defendants. Capital Factors also seeks punitive damages. Friedman’s, Crescent and at least one other defendant, Whitehall Jewellers, have recently been contacted by the Securities and Exchange Commission, which has opened an informal inquiry into the allegations contained in the lawsuit. We intend to cooperate fully with the SEC and provide the SEC with any information that it may request from us in that regard. We may incur liability for damages or significant legal expenses in the defense of this litigation and the related investigation, which could have a material adverse effect on our operating expenses.

Your stock value may be negatively impacted by the public perception created by the control of our company by the beneficial owner of all of our Class B common stock and by any transfer of that control through sales of our Class B common stock.

      Mr. Phillip E. Cohen controls all of our Class B common stock through his ownership of MS Jewelers Corporation, the general partner of the partnership, which owns the Class B common stock. The holders of Class B common stock have the right to elect up to 75% of our directors and control the outcome of all other issues decided by our stockholders, including major corporate transactions. Mr. Cohen can transfer the Class B common stock and its voting rights to a third party, subject to certain limitations. If Mr. Cohen were to convert the Class B common stock into Class A common stock, he would control approximately 5.5% of our Class A common stock.

Your stock value may be adversely affected because holders of Class A common stock have limited voting rights and only holders of Class B common stock may approve corporate actions requiring stockholder approval.

      Holders of Class A common stock have the right to elect a minimum of 25% of our directors. As long as there are shares of Class B common stock outstanding, holders of Class A common stock have no other voting rights, except as required by law. Mr. Cohen controls the outcome of substantially all matters submitted to a vote of the stockholders. Some potential investors may not like this concentration of control, which may adversely affect the price of our Class A common stock. Mr. Cohen’s control of us may also discourage offers by third parties to buy us or to merge with us or reduce the price that potential acquirers may be willing to pay for our Class A common stock.

Risks Relating to Our Industry

Our industry is highly competitive, and if we fall behind our competitors, our earnings and stock price may be adversely affected.

      The retail jewelry business is mature and highly competitive. Our mall stores compete with major specialty retailers of fine jewelry, such as Zale Corporation (which includes the Zales, Gordon’s and Piercing Pagoda operations), Sterling, Inc. (which includes Kay Jewelers), Whitehall Jewellers, Inc. and Helzberg’s Diamond Shops, Inc.; regional jewelry chains; independent jewelers; and major department stores. Typically, more than one of these competitors are located in the same regional mall as our mall stores. In addition, some of our competitors have established non-mall based stores in major metropolitan areas, including stores in power strip centers, that offer a large selection of jewelry products. We also compete with other types of retailers which sell jewelry and gift items, such as department stores, discount retailers, direct mail catalogs, television home shopping networks and jewelry retailers that make sales through internet sites. Our credit operations compete with credit card companies. We believe that we compete on the bases of selection of merchandise offered, pricing, quality of sales associates, advertising, ability to offer in-house credit, store location and reputation. Some of our competitors are substantially larger than we are and have greater financial resources than we have. We may not be able to compete successfully with such competitors. Competition could cause us to lose customers, increase expenditures, particularly advertising expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings.

Our business is highly seasonal, which may cause significant fluctuations in our results.

      Our first fiscal quarter, which ends in December, has historically been our strongest quarter of the year in terms of net sales and operating income. Any substantial disruption of holiday season shopping or other events that affect our first quarter results could have a material adverse effect on our profitability for the whole year. Our quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including:

•	the timing of new store openings;

•	net sales contributed by new stores;

•	actions of competitors;

•	timing of certain holidays, such as Valentine’s Day and Mother’s Day;

•	changes in our merchandise; and

•	general economic, industry and weather conditions that affect consumer spending.

      Additionally, if for any reason our sales fall below those normally expected for our first quarter, our stock price may fall during our second quarter after we announce our first quarter results of operations, and may not recover until the sales for the succeeding first fiscal quarter are announced.

Fluctuations in the availability, prices and quality of our merchandise may affect our results of operations.

      We primarily sell jewelry made of gold and diamonds and, to a lesser extent, other precious and semi-precious metals and stones. The prices of these materials have been, and we expect them to continue to be, subject to significant volatility. Further, both the supply and price of diamonds are significantly influenced by a single entity, Diamond Trading Corporation. We do not maintain long-term inventories or otherwise hedge against fluctuations in the cost of gold or diamonds. A significant increase in the price of gold and diamonds could adversely affect our sales and gross margins.

      Our supply of diamonds comes primarily from South Africa, Botswana, Zaire, Russia, India and Australia. Changes in the social, political or economic conditions in one or more of these countries could have an adverse effect on our supply of diamonds. Any sustained interruption in the supply of diamonds from these producing countries could result in price increases for available diamonds and adversely affect our product costs and, as a result, our earnings.

      Our merchandising strategy also depends upon our ability to find and maintain good relations with a few choice vendors. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. In fiscal 2002, our top five suppliers accounted for approximately 40% of our total purchases. Although we believe that alternative sources of supply are available, the abrupt loss of any of our vendors or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business as we substitute vendors.

      A substantial portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing our direct capital investment in inventory. The percentage of our total inventory that was carried on consignment for fiscal 2000, 2001 and 2002 (based on the inventory levels at the end of each period) was 34.0%, 33.0% and 31.1%, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, our financial condition and a number of economic or competitive conditions in the jewelry business or the economy. Any change in these relationships could have a material adverse effect on our results of operations or financial condition. See “Business — Purchasing and Inventory Control.”

A downturn in general economic conditions may negatively affect our financial condition by depressing sales and increasing operating expenses, particularly through the write-off of uncollectible credit accounts.

      Jewelry is a luxury item, not a necessity. As a result, recent adverse trends in the general economy, such as decreases in employment levels, decreases in the stock market and decreases in wages and salaries, may affect sales of our jewelry. Historically, people spend less money on luxury items, such as jewelry, when any one or a combination of these factors is present. Negative developments in local economic conditions, such as plant closings, industry slowdowns and employment cutbacks, may affect sales of our jewelry. We depend on customer traffic at the power strip centers and malls where our stores are located. Reductions in consumer spending due to general economic conditions may negatively affect our net sales.

      A majority of our customers use credit (either from us or credit card companies) to purchase jewelry from us. When there are adverse trends in the general economy or increases in interest rates, fewer people use credit. General economic trends also affect our credit operations. The downturn in the general economy and the economic conditions in the markets in which we operate could affect our ability to collect outstanding credit accounts receivable, which could have a material adverse effect on our earnings.

Instances of litigation relating to the sale of credit insurance have increased in the retail industry, and our operating expenses could be adversely affected by the cost of this litigation, the loss of credit insurance revenues or both.

      Attorneys general of various states have filed lawsuits or initiated investigations against retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in many of our stores and encourage the purchase of credit insurance products in connection with sales of merchandise on credit. We are in discussions with attorneys general from several states about our credit insurance sales practices. The results of those discussions may be the settlement of any alleged infractions, or those states may decide to file lawsuits against us. Either a settlement or lawsuit where we were found liable could require us to pay substantial damages or incur substantial costs, either of which could have a material adverse effect on our results of operations and stock price. Also, an adverse judgment or any negative publicity associated with credit insurance settlements or litigation regarding credit insurance pending against us could affect our reputation, which could have a negative impact on sales of our jewelry and credit insurance products.

Risks Relating to this Offering

Future sales of our Class A common stock could adversely affect the market price of our Class A common stock.

      Sales of a substantial number of shares of our Class A common stock after this offering or the perception by the market that those sales could occur could cause the market price of our Class A common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future. As of September 16, 2003, we had 17,654,559 shares of Class A common stock outstanding and 1,196,283 shares of Class B common stock outstanding. The shares of Class B common stock may be converted on a one-for-one basis into shares of Class A common stock and sold into the public market. In addition, 2,233,810 shares of Class A common stock were issuable upon the exercise of options outstanding as of September 16, 2003. The shares of Class A common stock to be issued upon the conversion of the Class B common stock or the exercise of options, and the shares of Class A common stock sold in this offering, will generally be freely tradable in the public market, unless such shares are held by our affiliates or are subject to the lock-up agreements described below.

      As of August 22, 2003, our executive officers and directors and MS Jewelers Limited Partnership beneficially own an aggregate of 1,616,361 shares of Class A common stock, which includes options to purchase 773,720 shares of our Class A common stock, and 1,196,283 shares of Class B common stock. They have agreed with the underwriters, subject to some exceptions, not to sell or otherwise transfer any shares of Class A common stock or securities convertible into or exchangeable or exercisable for Class A common stock for 60 days after the date of this prospectus supplement. When these lock-up agreements expire on November 18, 2003, all of these shares will be eligible for sale, subject in most cases to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended. Sales of a large number of any of these shares could have an adverse effect on the market price of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the information incorporated by reference in it contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend for forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. The forward-looking statements are contained principally in the prospectus supplement in the sections entitled “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. You should also consider the pro forma financial information regarding the consolidated results of Friedman’s and Crescent to be forward-looking information.

      These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus supplement in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement.

      You should read this prospectus supplement, the accompanying prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update such forward-looking statements publicly for any reason or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      The net proceeds to us from the sale of 3,100,000 shares of our Class A common stock will be approximately $43.1 million ($49.7 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and estimated offering expenses.

      We expect to use the net proceeds from this offering to:

•	fund new store openings;

•	repay a portion of the debt outstanding under our credit facility or other indebtedness;

•	provide continuing financial support of our affiliate, Crescent Jewelers;

•	finance future acquisitions, including potentially an acquisition of Crescent; or

•	provide general working capital.

      Our $150.0 million secured revolving credit facility will mature on August 28, 2005. Borrowings under the credit facility bear interest at our option at either the prime rate plus applicable margin ranging from zero to 0.25% or the Eurodollar rate plus applicable margin ranging from 1.75% to 2.50%. At June 28, 2003, $126.6 million was outstanding under the facility. During the third fiscal quarter of fiscal 2003, borrowing under the facility accrued interest at a rate ranging from 3.51% to 4.25%.

      Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Common Stock Price

      We have two classes of common stock — Class A common stock and Class B common stock. Since June 18, 2003, our Class A common stock has been traded on the New York Stock Exchange under the symbol “FRM.” From October 14, 1993 through June 17, 2003, our Class A common stock traded on the Nasdaq Stock Market. There is no established public trading market for our Class B common stock. The following table sets forth the quarterly high and low sales prices per share of our Class A common stock as reported by the New York Stock Exchange and the Nasdaq Stock Market for the periods shown.

	High	Low

Fiscal Year Ended September 29, 2001
First Quarter	$5.25	$4.00
Second Quarter	$8.00	$4.56
Third Quarter	$12.15	$5.53
Fourth Quarter	$11.08	$6.01
Fiscal Year Ended September 28, 2002
First Quarter	$9.86	$6.87
Second Quarter	$12.09	$8.27
Third Quarter	$13.84	$10.40
Fourth Quarter	$13.26	$7.00
Fiscal Year Ending September 27, 2003
First Quarter	$10.19	$6.36
Second Quarter	$11.45	$8.68
Third Quarter	$12.55	$7.23
Fourth Quarter (through September 18, 2003)	$17.50	$10.50

      As of September 18, 2003, the closing price per share of our Class A common stock on the New York Stock Exchange was $15.70.

Holders

      As of September 16, 2003, there were approximately 66 record holders of our Class A common stock and two record holders of our Class B common stock. We estimate that there are approximately 2,800 beneficial owners of our Class A common stock.

Dividend Policy

      We have paid quarterly dividends since the third quarter of our 1999 fiscal year. We currently pay a quarterly dividend of $0.0225 per share. Future dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements and operating and financial condition, among other factors. Our ability to pay dividends in the future is restricted by our credit facility, which prescribes certain income and asset tests that affect the amount of any dividend payments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

(In thousands, except share and per share amounts)

     The following table sets forth our capitalization as of June 28, 2003, (i) on an actual basis, and (ii) on an as adjusted basis to reflect our sale of 3,100,000 shares of Class A common stock in this offering at an offering price of $15.00 per share and our application of the estimated net proceeds of such sale, after deducting the underwriting discount and estimated offering expenses, to repay amounts outstanding under our credit facility, one of the possible uses of proceeds described under “Use of Proceeds.” The capitalization information set forth in the table below is qualified by the more detailed Selected Consolidated Financial Data included elsewhere in this prospectus and should be read in conjunction with such Selected Consolidated Financial Data. You should also read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 28, 2003

	Actual	As Adjusted

Debt, including current portion	$127,197	$84,138
Stockholders’ Equity:
Preferred stock, par value $.01, 10,000,000 shares authorized and none issued	0	0
Class A common stock, par value $.01, 40,000,000 shares authorized, 17,603,635 and 20,103,635 issued and outstanding, actual and as adjusted, respectively(1)	176	207
Class B common stock, par value $.01, 7,000,000 shares authorized; 1,196,283 issued and outstanding, actual and as adjusted	12	12
Additional paid-in capital	155,523	198,551
Retained earnings	152,045	152,045
Stock purchase loans and deferred compensation	(2,000)	(2,000)

Total stockholders’ equity	305,756	348,815

Total capitalization	$432,953	$432,953

(1)	Excludes 2,313,503 shares of Class A common stock issuable upon the exercise of options outstanding as of June 28, 2003, at a weighted average exercise price of $9.60 per share, and 1,196,283 shares of Class A common stock issuable upon the conversion of 1,196,283 shares of Class B common stock.

      This table assumes no exercise of the underwriters’ option to purchase up to 465,000 additional shares of Class A common stock to cover over-allotments.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share amounts and selected operating data)

     The financial data for the nine months ended June 28, 2003 and June 29, 2002 were derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The following income statement, balance sheet and selected operating data for fiscal years ended September 30, 1998 through September 28, 2002 were derived from our audited Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements incorporated by reference into this prospectus and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine Months Ended
	June		Fiscal Year Ended September

	2003	2002	2002	2001	2000	1999	1998

Income Statement Data:
Net sales	$393,518	$366,829	$436,069	$411,037	$376,351	$308,385	$259,146
Cost of goods sold, including occupancy, distribution and buying	203,512	188,922	227,486	216,265	199,646	163,983	135,412
Selling, general and administrative	138,518	133,256	161,536	160,941	133,316	110,665	100,506
Depreciation and amortization	9,541	8,457	11,340	13,881	9,479	6,379	5,269
Interest expense, net	674	265	305	2,511	2,388	1,421	874

Income before income taxes and minority interest	41,273	35,929	35,402	17,439	31,522	25,937	17,085
Income tax expense	14,391	12,619	12,415	6,584	11,849	9,454	6,491
Minority interest	(44)	(126)	(180)	(1,374)	(31)	—	—

Net income	$26,926	$23,436	$23,167	$12,229	$19,704	$16,483	$10,594

Basic earnings per share	$1.45	$1.41	$1.35	$0.84	$1.36	$1.13	$0.72
Diluted earnings per share	$1.42	$1.39	$1.34	$0.84	$1.36	$1.13	$0.72
Dividends declared per share	$0.0650	$0.0575	$0.0775	$0.0675	$0.0575	$0.0375	$—
Weighted average common shares outstanding-basic	18,630	16,604	17,108	14,501	14,445	14,590	14,620
Weighted average common shares outstanding-diluted	18,928	16,867	17,347	14,531	14,445	14,590	14,762
Selected Operating Data:
Number of stores (end of period)	675	650	650	643	619	531	471
Percent increase in number of stores (end of period)	3.8%	1.1%	1.1%	3.9%	16.6%	12.7%	22.7%
Percent increase (decrease) in comparable store sales(1)	4.6%	3.3%	3.5%	2.0%	6.9%	8.7%	(1.1)%
Income from operations as a % of net sales	10.7%	9.9%	8.2%	4.9%	9.0%	8.9%	6.9%
Net income as a % of net sales	6.8%	6.4%	5.3%	3.0%	5.2%	5.3%	4.1%
Balance Sheet Data:
Accounts receivable, net	$176,433	$153,180	$149,868	$132,695	$122,168	$97,780	$85,900
Inventories	153,134	144,404	136,606	136,520	122,828	113,095	105,586
Working capital(2)	285,637	113,516	249,832	53,628	196,260	167,390	175,865
Total assets	496,176	479,242	447,883	452,625	319,655	274,263	267,547
Long-term debt(3)	126,565	—	114,808	—	48,430	28,184	66,969
Stockholders’ equity	305,756	280,217	279,567	222,571	211,027	191,904	178,514
Dividends paid	1,167	881	1,252	942	794	363	—

(1)	A new store becomes a comparable store in the first full month following the anniversary of the opening of such store. Commencing in fiscal 2002, the calculation of comparable store sales includes product warranty revenue.

(2)	Fiscal 2001 includes bank debt of Friedman’s and Crescent amounting to $168.5 million. For purposes of comparison, excluding bank debt, working capital was $222.1 million.

(3)	Fiscal 2001 includes bank debt of Friedman’s amounting to $60.3 million.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

(unaudited)
(In thousands, except per share amounts and selected operating data)

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities. Based on our current understanding of the Interpretation and consultation with our auditors, we believe Crescent’s financial statements should be consolidated with those of Friedman’s for financial reporting purposes following the effective date of the Interpretation. We expect to adopt the Interpretation with the reporting of our fiscal year ending September 27, 2003, effective as of the beginning of fiscal 2003, September 29, 2002. Due to the significance of this anticipated consolidation, we have provided unaudited pro forma consolidated financial data in advance of the required implementation date of the Interpretation. The following tables reflect our unaudited pro forma consolidated income statement data for the nine-month period ended June 28, 2003, and our unaudited pro forma balance sheet data as of June 28, 2003, assuming a consolidation with Crescent as of the beginning of fiscal 2003. All significant inter-company balances have been eliminated.

      The change in accounting set forth in the unaudited pro forma consolidated financial data presented below represents Crescent’s stockholders’ deficit of $28.0 million as of September 28, 2002, associated with minority interests, that is absorbed by Friedman’s in consolidation. This amount contains an addition to Crescent’s stockholders’ deficit of approximately $4.0 million that was recorded after we released pro forma consolidated financial information in April 2003, which showed a stockholders’ deficit for Crescent of $24.0 million as of September 28, 2002. The additional amount is related primarily to an adjustment to Crescent’s accounts payable balance to reinstate amounts due to several of Crescent’s consignment goods vendors that were incorrectly eliminated in years prior to fiscal 2002. This adjustment reflects certain estimates of amounts due and, along with Crescent’s balance sheet at September 28, 2002, is unaudited. The bank group that provides Crescent’s credit facility may take the position that this adjustment results in an event of default under Crescent’s credit facility. As a result, Crescent’s bank debt has been classified as a current liability in the consolidated balance sheet data.

      Given the complexity and scope of the Interpretation, the FASB recently announced its intent to provide additional guidance on its application. The data presented below are subject to audit and may change from the pro forma presentation provided below based on the audit and any additional guidance provided by the FASB or the accounting profession.

	Nine Months Ended June 28, 2003

				Pro Forma
				Consolidation	Pro Forma
	Friedman’s	Crescent	Combined	Adjustments	Consolidated

Income Statement Data:
Net sales	$393,518	$119,891	$513,409	—	$513,409
Cost of goods sold, including occupancy, distribution and buying	203,512	64,847	268,359	—	268,359
Selling, general and administrative	138,518	41,586	180,104	—	180,104

Operating income before depreciation and amortization	51,488	13,458	64,946	—	64,946
Depreciation and amortization	9,541	2,689	12,230	—	12,230

Income from operations	41,947	10,769	52,716	—	52,716
Interest expense and dividend income:
Interest expense — bank debt	5,145	2,307	7,452	—	7,452
Interest expense (income) — subordinated debt	(2,041)	2,041	—	—	—
Dividend income from Crescent	(2,430)	—	(2,430)	2,430 (1)	—

Interest expense and dividend income, net	674	4,348	5,022	2,430	7,452
Income before income taxes and cumulative effect of change in accounting	41,273	6,421	14,665	(2,430)	45,264
Income tax expense	14,391	274	14,636	—	14,665
Minority interest	(44)	44	—	—	—

Income before cumulative effect of change in accounting	26,926	6,103	33,029	(2,430)	30,599
Change in accounting	—	—	—	(28,048)	(28,048)

Net income	26,926	6,103	33,029	(30,478)	2,551
Preferred dividend	—	(2,430)	(2,430)	2,430 (1)	—

Net income available to common stockholders	$26,926	$3,673	$30,599	$(28,048)	$2,551

Earnings per share — diluted:
Income before cumulative effect of change in accounting	$1.42				$1.62
Net income	1.42				$0.13
Weighted average common shares outstanding — diluted	18,928				18,928

	Nine Months Ended
	June 28, 2003

	Friedman’s	Crescent

Selected Operating Data:
Number of stores (end of period)	675	169
Percent increase in comparable store sales	4.6%	1.9%
Average sales per store	$593,989	$737,791
Average transaction size	$197	$286
Credit sales as a % of net merchandise sales	52.2%	63.0%
Number of active customer accounts	396,001	107,700

(1)	Elimination of dividends on the Crescent preferred stock.

	As of June 28, 2003

			Pro Forma
			Consolidation		Pro Forma
	Friedman’s	Crescent	Adjustments		Consolidated

Balance Sheet Data:
Assets
Current Assets:
Cash	$286	$69	$—		$355
Accounts receivable, net of allowance for doubtful accounts	176,433	68,207	—		244,640
Inventories, at cost	153,134	44,345	—		197,479
Other current assets	17,058	5,349	(4,399	)(1)	18,008

Total current assets	346,911	117,970	(4,399)		460,482
Equipment and improvements, net	52,947	15,008	—		67,955
Intangibles, net	5,022	2,264	—		7,286
Investment in Crescent Jewelers	85,000	—	(85,000	)(2)	—
Other assets	6,296	4,330	—		10,626

Total assets	$496,176	$139,572	$(89,399)		$546,349

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$41,601	$25,845	$—		$67,446
Accrued liabilities	19,673	9,291	(4,399)		24,565
Bank debt	—	42,692	—		42,692

Total current liabilities	61,274	77,828	(4,399)		134,703
Long-term bank debt	126,565	—	—		126,565
Other	2,581	1,117	—		3,698
Subordinated debt	—	35,000	(35,000	)(2)	—
Redeemable preferred stock	—	50,000	(50,000	)(2)	—
Stockholders’ Equity:
Common stock	188	79	(79	)(3)	188
Additional paid-in-capital	155,523	31,779	(31,779	)(3)	155,523
Retained earnings	152,045	(55,558)	31,185	(3)	127,672
Stock purchase loans and deferred compensation	(2,000)	(673)	673	(3)	(2,000)

Total stockholders’ equity	305,756	(24,373)	—		281,383

Total liabilities and stockholders’ equity	$496,176	$139,572	$(89,399)		$546,349

(1)	Eliminates intercompany receivables and payables between Friedman’s and Crescent.

(2)	Eliminates our investment in Crescent.

(3)	Eliminates Crescent equity accounts at the balance sheet date and reflects in retained earnings the impact of the consolidation of Crescent on net income for the nine months ended June 28, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Nine months ended June 28, 2003 compared to nine months ended June 29, 2002

      Net sales increased 7.3% to $393.5 million for the nine months ended June 28, 2003, from $366.8 million for the nine months ended June 29, 2002. The increase in net sales was attributable to a comparable store sales increase of 4.6% and the net addition of 25 new stores from June 29, 2002 to June 28, 2003. We opened 40 stores and closed 15 stores during the nine months ended June 28, 2003.

      Cost of goods sold, including occupancy, distribution and buying costs, include: (i) merchandise acquisition cost, (ii) freight cost related to the receipt and distribution of merchandise, (iii) physical inventory adjustments, (iv) costs to refurbish customer returns, (v) payroll costs (including payroll taxes and employee benefit costs) associated with our buying and distribution personnel, (vi) other costs associated with our buying and distribution functions and (vii) store rents and other occupancy costs. Cost of goods sold, including occupancy, distribution and buying costs, increased 7.7% to $203.5 million or 51.7% of net sales, for the nine months ended June 28, 2003, versus $188.9 million or 51.5% of net sales, for the nine months ended June 29, 2002. The increase in cost of goods sold, including occupancy, distribution and buying costs, was comparable to the increase in net sales. The increase in cost of goods sold as a percentage of net sales was primarily the result of a shift in sales mix to lower margin bridal and diamond products from higher margin gold and semi-precious products compared to the prior year. We do not expect the increase in cost of goods sold, including occupancy, distribution and buying costs as a percentage of net sales, to constitute a continuing material trend.

      Selling, general and administrative expenses include: (i) payroll costs (including payroll taxes and employee benefit costs), excluding payroll costs associated with our buying and distribution personnel, (ii) advertising costs, (iii) operating costs such as insurance, utility, business related travel, professional service fees and other related business expenses, and (iv) provisions for bad debt and collection expense reduced by earned finance charges, earned credit insurance and late fee revenues. Selling, general and administrative expenses increased 3.9% to $138.5 million for the nine months ended June 28, 2003, from $133.3 million for the nine months ended June 29, 2002. As a percentage of net sales, selling, general and administrative expenses decreased to 35.2% for the nine months ended June 28, 2003 as compared to 36.3% for the comparable period last year. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily the result of our ability to leverage existing infrastructure over a larger store base and higher sales. We do not expect the decrease in selling, general and administrative expenses to constitute a continuing material trend.

      Depreciation and amortization charges increased 12.8% to $9.5 million for the nine months ended June 28, 2003, from $8.5 million for the nine months ended June 29, 2002. Depreciation and amortization charges as a percentage of net sales were 2.4% for the nine months ended June 28, 2003, compared to 2.3% for the nine months ended June 29, 2002. Depreciation and amortization charges were higher primarily due to the addition of new stores and renovations of existing stores, and to fixed asset impairment charges related to store closings of $0.4 million or 0.1% of net sales, compared to $0.1 million for the comparable period last year.

      Interest and other income from a related party increased to $4.5 million for the nine months ended June 28, 2003, compared to $2.0 million for the nine months ended June 29, 2002. The increase was due to interest and dividend income earned on our investment in Crescent Jewelers. Interest expense increased to $5.2 million for the nine months ended June 28, 2003, compared to $2.2 million for the nine months ended June 29, 2002. The increase in interest expense was primarily due to higher average borrowing levels due primarily to our investment in Crescent Jewelers. See “ — Liquidity and Capital Resources.”

      Net income increased by 14.9% to $26.9 million for the nine months ended June 28, 2003, compared to $23.4 million for the nine months ended June 29, 2002. Basic earnings per share were $1.45 for the nine months ended June 28, 2003, compared to $1.41 for the nine months ended June 29, 2002. Basic weighted average common shares outstanding increased 12.2% to 18,630,000 for the nine months ended June 28, 2003 from 16,604,000 for the nine months ended June 29, 2002. Diluted earnings per share were $1.42 for the nine months ended June 28, 2003, compared to $1.39 for the nine months ended June 29, 2002. Diluted weighted average common shares outstanding increased 12.2% to 18,928,000 for the nine months ended June 28, 2003 from 16,867,000 for the nine months ended June 29, 2002. The increase in basic and diluted earnings per share was primarily due to the issuance of 4,100,000 shares of Class A common stock in an offering completed on February 11, 2002.

Liquidity and Capital Resources

      For the nine months ended June 28, 2003, net cash provided by operating activities was $0.7 million, compared to net cash used in operating activities of $7.0 million for the nine months ended June 29, 2002. During the nine months ended June 28, 2003, cash provided by operating activities was positively impacted by net income and non-cash expenses for provision for doubtful accounts and depreciation and amortization, as well as increases in accounts payable, offset by increases in customer accounts receivables and inventories. In the nine months ended June 29, 2002, net income and non-cash expenses for provision for doubtful accounts and depreciation and amortization were more than offset by increases in accounts receivable and inventories and decreases in accounts payable and accrued liabilities.

      Investing activities used cash of $10.9 million for the nine months ended June 28, 2003, compared to $5.6 million during the nine months ended June 29, 2002. The increase was due primarily to the opening of more stores than in the comparable period in the prior year and the construction of a new headquarters and distribution facility, which is expected to be complete in August 2003. We opened 40 new stores in the nine months ended June 28, 2003 compared to 17 new stores in the nine months ended June 29, 2002.

      Financing activities provided $10.3 million of cash for the nine months ended June 28, 2003, compared to $12.5 million for the nine months ended June 29, 2002. In the current year, cash was provided by our revolving credit facility, while in the prior year, cash provided by the sale of common stock was used to pay down the revolving credit facility. Borrowings for the nine months ended June 28, 2003 were used principally for investment in new stores and construction of the new headquarters and distribution facility.

      Our Credit Facility. On August 28, 2002, we entered into a new three-year $150 million secured revolving credit facility, which replaced our three-year $67.5 million senior secured revolving credit facility that was scheduled to expire on September 15, 2002. The facility provides for borrowings on 65% of eligible receivables and the lesser of 50% of eligible inventories or $75.0 million. Borrowings under the credit facility bear interest at our option at either the prime rate plus applicable margin ranging from zero to 0.25% or the Eurodollar rate plus applicable margin ranging from 1.75% to 2.50%. The applicable margin is determined based on a calculation of the fixed charge coverage ratio. The facility contains certain financial covenants and is secured by a lien on substantially all of our personal property. At June 28, 2003, $126.6 million was outstanding under the facility, with interest accruing on such borrowings in a range from 3.51% to 4.25%.

      Our credit facility contains the following financial covenants:

•	our trailing twelve-month consolidated leverage ratio, measured as of the end of each fiscal period, must not be greater than 2.0 to 1.0;

•	our consolidated adjusted tangible net worth, measured as of the end of each fiscal period, must not be less than the sum of $140 million through August 23, 2003, and for each fiscal period thereafter, must not be less than the sum of $140 million plus, as of the end of each fiscal year, commencing with the fiscal year ending September 27, 2003, an amount equal to 50% of consolidated net income for that fiscal year, which increases will be cumulative, plus an amount equal to 75% of net proceeds from certain equity transactions;

•	our consolidated fixed charge ratio for the preceding four fiscal quarters, measured as of the end of each fiscal quarter, must not be less than 1.15 to 1.0; and

•	our retail sales for the fiscal period ending December of each year must not be less than 70% of the projected retail sales delivered to the agent and the lenders, in each case measured as of the fiscal period ending December.

      We are currently in compliance with all of the financial covenants in our credit facility.

      Financial Support of Crescent Jewelers. In connection with the credit facility, we restructured our financial support of Crescent Jewelers by terminating our guarantee of Crescent Jewelers’ previous $112.5 million senior secured revolving credit facility and making a direct investment in Crescent Jewelers of $85.0 million. This investment consists of $50.0 million of Series A preferred stock and a $35.0 million senior subordinated note, the face amount of which increased to $36.3 million in July 2003 when Crescent Jewelers issued additional senior subordinated notes to us in lieu of the scheduled interest payment. Based in part on our financial support of $85.0 million, on August 28, 2002, Crescent Jewelers replaced its previous $112.5 million senior secured revolving credit facility with a $50.0 million secured credit facility. We continue to hold a warrant that we received on September 15, 1999 to purchase shares of Crescent’s nonvoting Class A common stock equal to approximately 50% of the capital stock of Crescent Jewelers on a fully diluted basis for an exercise price of $0.5 million. The warrant will expire on September 14, 2014.

      The Crescent Jewelers Series A preferred stock carries a floating rate dividend equal to the all-in cost of funds under our credit facility, plus a pre-tax amount approximating a proportionate share of the 2% guarantee fee payable by Crescent Jewelers under our guarantee of its previous credit facility, less the tax benefit we receive from the dividends received deduction. This calculation currently yields an approximate dividend rate of 6.1%. Cumulative dividends on the Series A preferred stock are payable semi-annually on January 15th and July 15th. At June 28, 2003, dividends on the Series A preferred stock in the amount of $2.7 million had accumulated, but remained unpaid.

      The Crescent Jewelers senior subordinated note carries a floating interest rate equal to the all-in cost of funds under our credit facility, plus an amount approximating a proportionate share of the 2% guarantee fee payable by Crescent Jewelers under our guarantee of its previous credit facility. This calculation currently yields an approximate interest rate of 7.4%. Interest on the note is payable semi-annually on January 15th and July 15th. During the nine months ended June 28, 2003, $0.9 million was paid to us by Crescent Jewelers as interest on the notes. At June 28, 2003, interest in the amount of $1.3 million was earned but not due to us until July 15, 2003. On July 15, 2003, the interest due on the senior subordinated note was paid by Crescent in the form of additional subordinated notes.

      The investments in Crescent Jewelers were recorded on our balance sheet as a noncurrent asset and are currently carried at their face value. In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, each quarter we are required to evaluate whether there has been an other than temporary decline in the value of the investment. Any other than temporary reduction in value would result in an immediate income statement charge, which would reduce our reported net income and our earnings per share.

      Dividends. On May 30, 2003, our Board of Directors declared a quarterly dividend of $0.0225 per share, payable on July 15, 2003 to holders of record of our Class A and Class B common stock as of June 27, 2003.

BUSINESS

      We are the third largest specialty retailer of fine jewelry in the United States, operating 686 stores in 20 states. We position ourselves as The Value Leader® by offering our customers competitive prices, a broad selection of quality merchandise and a high level of customer service. We target low to middle income consumers, ages 18 to 45, and provide them with a selection of diamonds, gold, gemstones and wedding-related items tailored for their market. We offer a proprietary credit program to help customers finance their purchases and, in fiscal 2002, sales on credit accounted for approximately 53% of our net sales. Our credit program generates return visits to our stores, as a majority of our credit customers make their credit payments in person. This allows our sales associates to build personal relationships with customers and facilitates additional purchases.

      Our store format, real estate strategy and customer service are designed to bring our target customers a neighborhood specialty store experience with the merchandise assortment, pricing and scale of a chain retailer. We use targeted and focused advertising to create what we believe is our unique identity as a fine jewelry retailer offering value prices. We have increased our presence by expanding our store base from 55 stores in fiscal 1992 to our current 686 stores. We believe that we were the first specialty jewelry retailer to pursue significant expansion in power strip centers anchored by large discount retailers such as Wal-Mart or Target. Currently, 461 of our stores are located in power strip centers.

Industry

      According to National Jeweler, consumers spent approximately $40 billion on fine jewelry in the United States in 2002. We believe that current trends in jewelry retailing provide a significant opportunity for our growth. We believe the value price segment, which is our focus, and bridal related purchases, which account for approximately 30% of our net sales, are less impacted by an economic downturn. The U.S. retail jewelry industry is highly fragmented. The 10 largest retailers account for approximately 30% of the market, with the largest being Wal-Mart Stores, Inc. The specialty channel continues to capture market share, with $25.1 billion spent on fine jewelry at specialty jewelry stores in 2002, a 5.2% compound annual growth rate since 1992. We believe that demographic factors such as the maturing of the U.S. population and an increase in the number of working women have resulted in greater disposable income, thus contributing to the growth of the fine jewelry retailing industry. We also believe that jewelry consumers today increasingly perceive fine jewelry as a fashion accessory, resulting in purchases that augment gift and special occasion sales.

Merchandising

      We tailor our merchandising strategy to better serve our customers and to increase sales and inventory turnover. We categorize each of our stores based on sales volume and customer purchasing preferences. With this information, we are able to provide each store with a merchandising plan designed for its market, and we can create different versions of our advertising vehicles to support market-specific demographics. Our merchandising plan for each store includes careful product selection, with particular attention devoted to quality and price, and specific merchandise display instructions based on each store’s market demographics. These efforts and our high in-stock rate allow us to provide our customers with a broad selection of quality merchandise tailored to their preferences. Our merchandising strategy enables us to achieve faster inventory turnaround and increased product sales.

      Regardless of store type, our merchandising plans provide each of our stores with a wide variety of affordable jewelry products, including earrings, rings, necklaces, chains, watches and other fine jewelry for men and women. These items are made of yellow and white gold, platinum and silver and set with diamonds and other fine gemstones. Diamonds and gemstone jewelry account for the majority of our sales. Our stores offer a broad range of diamonds up to one carat and occasionally place special orders for larger diamonds. The gold jewelry we sell in our stores is primarily 10 and 14 karat.

Advertising and Promotions

      Through our advertising, we seek to position ourselves as The Value Leader® in the specialty retail fine jewelry business in the markets that we serve. Our principal advertising vehicles are direct mailings, signage and promotions within stores, as well as television commercials, local and regional newspaper advertisements, advertising circulars and our web site. We believe that by increasing our market density in our major advertising markets, which is part of our overall growth strategy, we will enhance the efficiency of our advertising activities and lower our overall advertising costs on a per store basis.

      We frequently design special promotions, such as diamond remount events and clearance sales, in order to increase traffic through our stores and to generate an urgency for customers to make purchases. For store grand openings, we have formulated a unique “work the town” advertising effort in which our store managers personally invite key local residents and businesses to attend.

Purchasing and Inventory Control

      We purchase completed diamond, gemstone and gold jewelry and watches from vendors in the United States and abroad. We also contract with jewelry finishers to set loose gems into rings and jewelry using styles we select. We maintain a quality control program, with most of the finished items being inspected upon receipt at our distribution center in Savannah, Georgia. There, our inspectors can carefully examine the inventory to ensure that the quality and design are in accordance with our order, without being subject to influence by our vendors and their representatives. We return any defective shipments to the vendor and receive an appropriate charge-back against the purchase order. In fiscal 2002, our top five suppliers accounted for approximately 40% of our total purchases. We believe that we are not reliant upon any one supplier or subcontractor, and we could replace any single supplier or subcontractor with a competing vendor without material difficulty.

      We use a sophisticated forecasting model to predict our inventory requirements and place orders with our vendors. We constantly revise this model based on actual sales results reported daily from our stores on an item-by-item basis. We ship inventory from our distribution center to our stores between one and three times per week, which has allowed us to maintain high in-stock rates in our stores.

Our Stores

      As of August 23, 2003, we operated 686 stores in 20 states, primarily in the Southeast, Midwest and Mid-Atlantic regions. Of this number, 461 were located in power strip centers and the remaining 225 were located in regional malls. The following table shows the total stores opened and closed for the fiscal periods shown:

	Nine Months
	Ended June 28,
	2003	2002	2001	2000	1999	1998

Beginning of period	650	643	619	531	471	384
Opened	40	23	55	99	80	95
Closed	15	16	31	11	20	8

Total at period end	675	650	643	619	531	471

Percentage growth over prior period	3.8%	1.1%	3.9%	16.6%	12.7%	22.7%

      We seek to locate our stores in the best real estate locations in each particular market. In rural areas, that location is typically the power strip center where a discount retailer such as Wal-Mart or Target is the anchor tenant. In the typical power strip center, we locate our stores close to the anchor tenant, and near the high-traffic specialty discount apparel and shoe stores. In our larger metropolitan markets, we locate stores in regional malls, and we seek out the mall with the best overall consumer traffic. In the typical mall, we place our stores on the center court corners for high visibility and consumer traffic. All of our stores provide a welcoming environment with glass cases at the interior perimeter of the store. We illuminate our stores with track lighting to best show the brilliance of the jewelry in the cases. Our stores range in size from approximately 1,600 square feet in a power strip center store, to approximately 1,200 to 1,300 square feet in a mall store.

      As of August 23, 2003, we operated 686 stores in 20 states. The following map indicates our stores by state:

Credit Operations

      Our credit programs are an integral part of our business strategy. We generated approximately 53% of our net sales in fiscal 2002 through our proprietary credit program. Our credit customers are encouraged to make monthly payments in person at the store. In fiscal 2002, approximately 75% of our credit customers paid in person, and we averaged approximately 10 in-person payments per store, per day. This recurring credit traffic allows our sales associates to build personal relationships with our customer base and encourages additional purchases on a more frequent basis.

      To support our store-level credit program, we have developed a standardized scoring model and system for extending credit and collecting accounts receivable according to our strict credit disciplines. We access credit bureau reports and process credit applications at each store, which provides our customers with convenient access to credit. Consistent with industry practice, we offer the purchase of credit insurance products in connection with sales of merchandise on credit. We offer and sell such products as an agent for a third-party insurance company and maintain a reinsurance contract with a reinsurance company.

      Our policy is generally to write-off in full any credit accounts receivable if no payments have been received for 120 days and any other credit accounts receivable, regardless of payment history, if judged uncollectible (for example, in the event of fraud in the credit application or bankruptcy). We maintain an allowance for uncollectible accounts based, in part, on historical experience.

      The following table presents certain information related to our credit operations for the nine-month periods ended June 28, 2003 and June 29, 2002 and for the last three fiscal years:

	Nine Months Ended June		Fiscal Year Ended September

	2003	2002	2002	2001	2000

Credit sales as a % of net sales	52.2%	51.5%	52.8%	52.3%	52.6%
Risk adjusted gross credit yield(1)	4.6%	3.2%	8.5%	6.1%	13.0%
Active number of customer accounts	396,001	380,224	355,827	325,026	304,687
Balance per customer account(2)	$446	$403	$421	$408	$401
Average monthly collection %	10.7%	11.4%	11.0%	11.4%	12.0%
Net charge-offs as a % of credit revenues	15.5%	15.3%	17.3%	18.4%	14.1%
Allowance for doubtful accounts as a % of accounts receivable	12.2%	13.3%	10.0%	10.0%	10.0%
Accounts receivable greater than 90 days past due(3)	5.3%	4.7%	4.6%	4.8%	5.8%
Accounts receivable less than 30 days past due(3)	83.7%	86.0%	85.4%	84.6%	85.6%

(1)	Risk adjusted gross credit yield is reflected as a percentage of gross credit income divided by average accounts receivable, net of unearned finance charges, diamond and gold bond product warranties and credit insurance during the fiscal year.

(2)	Balance per customer account represents the average customer balance as of the end of the relevant period, net of allowance for doubtful accounts.

(3)	Reported on a recency basis, pursuant to which aged accounts receivable are brought current upon receipt of a current payment, even if for less than the full delinquent amount.

Legal Proceedings

      Capital Factors Inc. v. Friedman’s, Crescent, et. al. On August 13, 2003, Capital Factors, Inc. filed a lawsuit against 14 defendants, including Friedman’s, Crescent and Whitehall Jewellers, Inc., alleging fraud and negligent misrepresentation in connection with the companies’ relationship with one of their vendors, Cosmopolitan Gem Corporation. Capital Factors Inc. v. Cosmopolitan Gem Corporation, et. al., United States District Court for the Southern District of New York, Action No. 03 CV 6097.

      Capital Factors is a receivables factoring company that factored the accounts receivable of Cosmopolitan. In the complaint, Capital Factors alleges that all the defendants intentionally or negligently participated with Cosmopolitan in the misrepresentation of the balance of Cosmopolitan’s accounts receivable, the effect of which was to induce Capital Factors to continue to advance funds to Cosmopolitan. Capital Factors also alleges that we and Crescent improperly made payments directly to Cosmopolitan. In general, Capital Factors alleges damages of not less than $30 million against the defendants. Capital Factors also seeks punitive damages. We intend to vigorously defend the claims, and, at this time, we do not believe this matter will have a material adverse effect on our operations or operating expenses.

      There is an earlier-filed lawsuit, International Diamonds, L.L.C., et. al. v. Cosmopolitan Gem Corporation, et. al., pending in New York state court involving Cosmopolitan and Capital Factors. Crescent, but not Friedman’s, is a party to this lawsuit. International Diamonds claims that it owned some of the merchandise sold by Cosmopolitan and contests the validity of Capital Factors’ alleged lien on the same merchandise. We have been advised that the New York state court recently issued a temporary restraining order enjoining Capital Factors from pursuing the federal court case discussed above, and it is possible that the claims Capital Factors has asserted against us and Crescent in the federal court case will be restated or consolidated in the state court proceeding or that International Diamonds may seek recovery directly from Crescent.

      Friedman’s, Crescent and at least one other defendant, Whitehall Jewellers, have recently been contacted by the Securities and Exchange Commission, which has opened an informal inquiry into the allegations contained in Capital Factors’ federal court complaint. We intend to cooperate fully with the SEC and provide the SEC with any information that it may request from us in that regard. While we may incur significant legal costs associated with the investigation, we do not currently anticipate any material adverse effect on our operations from the inquiry.

      O’Bannon et. al. v. Friedman’s. On March 7, 2003, four former employees of Friedman’s, or applicants for employment, filed a complaint against Friedman’s alleging racial discrimination in connection with our hiring and promotion practices. The lawsuit seeks to certify as a class all persons who may have been denied employment with Friedman’s, whose employment was terminated, or who were not given promotions, based on their ethnicity. John O’Bannon et. al. v. Friedman’s Inc., United States District Court Maryland, Action No. AW-03-623.

      In substantial part, the allegations of the complaint arise out of the conduct of one of our former employees in 1999 and 2000, which actions resulted in the termination of that employee. We believe we acted appropriately in that regard, and we do not believe there is any merit to the claims of the plaintiffs in this matter. On May 9, 2003, we filed an answer to the complaint, denying the substantive allegations made by the plaintiffs and requesting that the court dismiss the action in its entirety. We intend to vigorously defend the claims in the complaint and, at this time, we do not believe this matter will have a material adverse effect on our operations or operating expenses.

MANAGEMENT

      The following is biographical information for each of the members of our Board of Directors and our executive officers.

Name	Age	Position

Sterling B. Brinkley	51	Chairman of the Board of Directors
Bradley J. Stinn	43	Chief Executive Officer and Chairman of the Executive Committee of the Board of Directors
Douglas D. Anderson	52	President and Chief Operating Officer
Victor M. Suglia	48	Senior Vice President, Chief Financial Officer, Secretary, Treasurer
John E. Cay III	58	Director
Robert W. Cruickshank	58	Director
David B. Parshall	56	Director
Mark C. Pickup	53	Director

      Mr. Brinkley has served as Chairman of our Board of Directors since July 1998. From February 1996 until June 1998, he served as Chairman of the Executive Committee of our Board of Directors. Prior to that time, Mr. Brinkley served as the Chairman of the Board of Directors from August 1993 until January 1996. He also serves as a consultant to Morgan Schiff & Co., Inc., an investment bank controlled by Phillip E. Cohen that is an affiliate of ours. Mr. Brinkley serves as a director of Crescent Jewelers and as Chairman of the Board of Directors of EZCORP Inc., a chain of pawn shop stores and an affiliate of ours. Mr. Brinkley also serves as the chairman of the boards of directors of other private companies that are affiliates of Morgan Schiff.

      Mr. Stinn has served as our Chief Executive Officer since September 1992, with the exception of the period between December 1997 to September 1998. He has served as Chairman of the Executive Committee of our Board of Directors since July 1998. He also served as Chairman of our Board of Directors from February 1996 until June 1998. Since June 1995, he has also served as the Chairman of the Board of Directors and Chief Executive Officer of Crescent Jewelers.

      Mr. Anderson has served as our President and Chief Operating Officer since September 2001. Prior to joining us, Mr. Anderson was President and Chief Executive Officer of Thorn America, Inc. for two years. Mr. Anderson also held various other executive positions for Thorn from 1990 to 1996, including Chief Executive Officer of Thorn Europe. Prior to joining Thorn, Mr. Anderson was an executive with Brookstone Company for nine years, serving as Chief Executive Officer for four of those years. Mr. Anderson currently serves as a director of RTO Enterprises Inc., a Toronto Stock Exchange company in the business of renting home entertainment products, appliances and furniture across Canada.

      Mr. Suglia has served as our Senior Vice President and Chief Financial Officer since June 1997, and as our Treasurer and Secretary since November 1997. Since September 1999, Mr. Suglia has also served as the Chief Financial Officer of Crescent Jewelers. Prior to joining us, Mr. Suglia was Vice President and Corporate Controller for Saks Holdings, Inc., the holding company of Saks Fifth Avenue, from 1991 to 1997.

      Mr. Cay was elected to our Board of Directors in February 1997. Mr. Cay has been Chairman and Chief Executive Officer of Palmer & Cay, Inc., an insurance brokerage and employee benefit consulting company, since 1998. He served as President of Palmer & Cay from 1971 to 1997. Palmer & Cay provides insurance brokerage and employee benefit consulting services to us and to Crescent Jewelers.

      Mr. Cruickshank was elected to our Board of Directors in August 1993. Since 1981, Mr. Cruickshank has been a consultant providing private clients with financial advice. Mr. Cruickshank is currently a director and chairman of the audit committee of Calgon Carbon Corp., a NYSE-traded provider of services and products for purifying water and air, and a director and chairman of the audit committee of Hurco Companies, Inc., a Nasdaq-traded industrial technology company.

      Mr. Parshall was elected to our Board of Directors in December 1993. Since April 1992, Mr. Parshall has been a Managing Director of Private Equity Investors, Inc., a company that purchases portfolios of private equities. Mr. Parshall also serves as a director of Dolphin Management Inc., an investment management firm with which he has been affiliated since October 1992. From 1976 to 1990, Mr. Parshall was successively an Associate, Vice President, Senior Vice President and Managing Director of Lehman Brothers, and from August 1990 to March 1992, Mr. Parshall served as a Managing Director of the Blackstone Group, L.P., both investment banks. Mr. Parshall also serves as a director of Telenetics Corporation, a Nasdaq-traded producer and designer of data transmission and network access products.

      Mr. Pickup was elected to our Board of Directors in August 1993. Mr. Pickup served as Vice Chairman of Crescent Jewelers from December 1994 until February 1995 and served as President and Chief Executive Officer of Crescent Jewelers from August 1993 to December 1994. From October 1992 until August 1993, Mr. Pickup served as the Senior Vice President and Chief Financial Officer for Crescent Jewelers. Mr. Pickup is also a director of EZCORP Inc. Previously, for more than five years, Mr. Pickup held various positions with Ernst & Young LLP, our independent auditors, leaving in October 1992, at which time he was a Partner in its San Francisco, California office.

Executive Compensation

      Summary Compensation Information. The following table presents certain summary information concerning compensation for the fiscal years 2002, 2001 and 2000 earned by (i) our Chief Executive Officer, and (ii) each of our other most highly compensated executive officers whose total salary and bonus for the fiscal year ended September 28, 2002 exceeded $100,000 (collectively, the Named Executive Officers).

Summary Compensation Table

	Annual Compensation						Long Term Compensation

							Awards

Name and					Other Annual		Securities
Principal Position	Year	Salary	Bonus		Compensation		Underlying Options

Bradley J. Stinn	2002	$550,000	$352,000		$124,396	(1)	100,000
Chief Executive Officer	2001	440,356	—		129,806	(1)	109,000
and Chairman of the	2000	400,000	200,000		149,304	(1)	—
Executive Committee of
the Board of Directors

Sterling B. Brinkley	2002	$425,000	$272,000		$64,751	(2)	50,000
Chairman of the	2001	319,231	—		$68,464	(2)	59,000
Board of Directors	2000	300,000	100,000		87,553	(2)	—

Douglas D. Anderson(3)	2002	$375,000	$166,667	(4)	$17,156	(5)	0
President and Chief	2001	14,423	—		—		150,000
Operating Officer

Victor M. Suglia	2002	$215,000	$137,000		$42,117	(6)	20,000
Senior Vice President,	2001	210,994	—		—		55,000
Chief Financial Officer,	2000	190,000	50,000		—		—
Secretary, Treasurer

(1)	Composed of: (i) a housing allowance of $42,000 in each of fiscal 2002, 2001, and 2000, (ii) an automobile allowance of $17,919, $17,400, and $17,550 in fiscal 2002, 2001, and 2000, respectively, (iii) annual interest forgiveness on an incentive loan of $20,850, $37,350, and $46,800 in fiscal 2002, 2001, and 2000, respectively, (iv) an annual reimbursement for the payment of taxes on the interest forgiveness of $18,453, $33,056, and $42,954 in fiscal 2002, 2001, and 2000, respectively, (v) principal forgiveness on an incentive stock purchase loan of $12,500 in fiscal 2002, and (vi) interest forgiveness on a stock purchase loan of $12,674 in fiscal 2002.

(2)	Composed of: (i) annual interest forgiveness on an incentive loan of $20,850, $37,350, and $46,800 in fiscal 2002, 2001, and 2000, respectively, (ii) an annual reimbursement for the payment of taxes on the interest forgiveness of $17,369, $31,114, and $40,753 in fiscal 2002, 2001, and 2000, respectively, (iii) an automobile allowance of $1,358 in fiscal 2002, (iv) principal forgiveness on an incentive stock purchase loan of $12,500 in fiscal 2002, and (v) interest forgiveness on a stock purchase loan of $12,674 in fiscal 2002.

(3)	Mr. Anderson’s employment began on September 4, 2001.

(4)	Consists in part of principal forgiveness on an incentive loan of $66,667.

(5)	Composed of (i) reimbursement for moving expenses of $9,082, and (ii) reimbursement of income taxes related to moving expense of $8,074.

(6)	Composed of (i) reimbursement for moving expenses of $16,086, (ii) reimbursement of income taxes related to moving expenses of $10,927, (iii) principal forgiveness on an incentive stock purchase loan of $7,500 and (iv) annual interest forgiveness on a stock purchase loan of $7,604.

STOCK OWNERSHIP

      Based solely upon information furnished to us, the following table sets forth certain information with respect to the beneficial ownership of Class A and Class B common stock as of August 22, 2003 by (i) each person who is known by us to beneficially own more than five percent of either our Class A common stock or our Class B common stock, (ii) each of our directors, (iii) each of the Named Executive Officers and (iv) all of our executive officers and directors as a group.

      Our common stock consists of Class A common stock and Class B common stock. The holders of our Class A common stock, voting as a class, have the right to elect a minimum of 25% of our Board of Directors. Other than the right to elect directors, unless all of the shares of Class B common stock are converted into shares of Class A common stock and except as required by the laws of the State of Delaware, holders of Class A common stock have no voting rights. Subject to these limitations on voting rights and certain other exceptions, the rights and privileges of each class of common stock are substantially identical.

	Shares of Class A		Shares of Class B
	Common Stock		Common Stock		Percentage of
					Class A and Class B
Name and Address of Beneficial Owner	Number	Percentage(1)	Number	Percentage(1)	Common Stock(1)

MS Jewelers Limited Partnership(2)	—	—	1,196,283	100%	6.1%
MS Jewelers Corporation Phillip Ean Cohen 350 Park Avenue New York, New York 10022
Wasatch Advisors, Inc.(3)	1,752,273	9.9%	—	—	9.3%
150 Social Hall Avenue Salt Lake City, Utah 84111
FMR Corp.(4)	1,697,700	9.6%	—	—	9.0%
Edward C. Johnson III 82 Devonshire Street Boston, Massachusetts 02109
Becker Capital Management, Inc.(5)	985,490	5.6%	—	—	5.2%
1211 SW Fifth Avenue, Suite 2185 Portland, Oregon 97204
Dimensional Fund Advisors Inc.(6)	1,119,300	6.3%	—	—	5.9%
1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401
FJI(7)	858,988	4.9%	—	—	4.6%
P.O. Box 9925 Savannah, Georgia 31412
Sterling B. Brinkley(8)	529,299	3.0%	—	—	2.8%
Bradley J. Stinn(9)	691,418	3.8%	209,774	17.5%	4.7%
Douglas D. Anderson(10)	128,772	—	—	—	—
Victor M. Suglia(11)	105,950	—	—	—	—
John E. Cay III(12)	80,137	—	—	—	—
Robert W. Cruickshank(13)	33,734	—	—	—	—
David B. Parshall(14)	20,250	—	—	—	—
Mark C. Pickup(15)	26,801	—	—	—	—
All executive officers and directors as a group (8 persons)(16)	1,616,361	8.7%	209,774	17.5%	9.3%

—	Less than 1%.

(1)	Except as indicated in the footnotes set forth below, the persons named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. The numbers of shares shown include shares that are not currently outstanding but which certain stockholders are entitled to acquire or will be entitled to acquire within 60 days from August 22, 2003, upon the exercise of stock options. Such shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by the particular stockholder and by the group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	MS Jewelers Corporation is the general partner of MS Jewelers Limited Partnership and has the sole right to vote the shares of Class B common stock and to direct their disposition. Mr. Cohen is the sole stockholder of MS Jewelers Corporation. These shares include those attributable to Mr. Stinn as the result of his ownership of options to purchase limited partnership interests.

(3)	Based on a Schedule 13G filed with the SEC on February 11, 2003.

(4)	Based on a Schedule 13G filed with the SEC on February 13, 2003. Of the shares reported, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 1,697,700 shares. Edward C. Johnson III and FMR Corp., through its control of Fidelity, each have sole power to dispose of the 1,697,700 shares. Neither has the sole power to vote or direct the voting of the shares.

(5)	Based on a Schedule 13G filed with the SEC on February 4, 2003.

(6)	Based on a Schedule 13G filed with the SEC on February 10, 2003.

(7)	Based on a Schedule 13G filed with the SEC on February 14, 2002. FJI and its related companies are our predecessors but have no current affiliation with us other than their ownership of our stock. Companies related to FJI included in the Schedule 13G/ A include the following: Friedman’s Jewelers, Inc.; Friedman’s Jewelers, Inc., Anniston; Friedman’s Jewelers, Inc., Greenville; Friedman’s Jewelers, Inc., Marietta; Friedman’s Jewelers, Inc., Oglethorpe; and Stanley Jewelers, Inc. Beneficial owners of FJI and its related companies include the families of Messrs. Stanley and Herman Friedman, the former owners of Friedman’s.

(8)	Includes options to purchase 189,300 shares of Class A common stock.

(9)	Includes 5,100 shares of Class A common stock held by or on behalf of Mr. Stinn’s children, 765 shares of Class A common stock held by Mr. Stinn’s wife and options to purchase 416,300 shares of Class A common stock. Shares of Class B common stock owned by Mr. Stinn are owned indirectly through his ownership of options to purchase limited partnership interests in MS Jewelers Limited Partnership and constitute a portion of the 1,196,283 Class B common stock outstanding. He has no right to vote or to direct the disposition of these shares.

(10)	Includes options to purchase 105,000 shares of Class A common stock and 15,000 shares of restricted stock.

(11)	Includes options to purchase 71,500 shares of Class A common stock and 12,500 shares of restricted stock.

(12)	Includes options to purchase 14,155 shares of Class A common stock and 17,500 shares of Class A common stock held by Palmer & Cay, Inc.

(13)	Includes options to purchase 14,155 shares of Class A common stock.

(14)	Includes 300 shares of Class A common stock held by or in trust for Mr. Parshall’s children and options to purchase 14,155 shares of Class A common stock.

(15)	Includes options to purchase 14,155 shares of Class A common stock.

(16)	Includes 209,774 shares of Class B common stock held by Mr. Stinn indirectly through ownership of options to purchase limited partnership interests in the Partnership, and options to purchase 838,720 shares of Class A common stock.

UNDERWRITING

General

      Thomas Weisel Partners LLC, McDonald Investments Inc., JMP Securities LLC, Wedbush Morgan Securities Inc. and Morgan Joseph & Co. Inc. are acting as representatives of the underwriters in this offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of Class A common stock set forth opposite its name below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC	1,860,000
McDonald Investments Inc.	620,000
JMP Securities LLC	310,000
Wedbush Morgan Securities Inc.	217,000
Morgan Joseph & Co. Inc.	93,000
Total	3,100,000

      The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of Class A common stock listed above if any are purchased.

      The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

      Thomas Weisel Partners LLC expects to deliver the shares of Class A common stock to purchasers on or about September 24, 2003.

Over-Allotment Option

      We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 465,000 additional shares of our Class A common stock from us at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus supplement. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our Class A common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

      The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and at this price less a concession not in excess of $0.4725 per share of Class A common stock to other dealers specified in a master agreement among underwriters that are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.10 per share of Class A common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our Class A common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

		Total

		Without
		Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$15.0000	$46,500,000	$53,475,000
Underwriting discount	0.7875	2,441,250	2,807,438
Proceeds, before expenses, to us	14.2125	44,058,750	50,667,562

      We estimate that the expenses of this offering, exclusive of the underwriting discount, payable by us will be approximately $1.0 million.

Indemnification of Underwriters

      We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

      The underwriters will require some of our directors, officers and stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our Class A common stock or, with some exceptions relating to options that would expire during the lock-up period, any securities convertible into or exercisable or exchangeable for shares of our Class A common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 60 days after the date of this prospectus supplement, other than gifts of our Class A common stock provided that the donees agree to be bound by the foregoing terms, transfers of our Class A common stock to trusts provided that the trustees agree to be bound by the foregoing terms and transactions relating to shares acquired in open market transactions after the completion of this offering.

      We have agreed that, for a period of 60 days after the date of this prospectus supplement, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock, except for the shares of our Class A common stock issuable upon exercise of options, warrants and convertible securities outstanding on the date of this prospectus supplement and the shares of our Class A common stock that are issued or options or other incentive awards that are granted under our employee benefit plans.

New York Stock Exchange Listing

      Our Class A common stock is listed on the New York Stock Exchange under the symbol “FRM.”

Short Sales, Stabilizing Transactions and Penalty Bids

      In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of our Class A common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales

      Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market.

In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

      The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

      If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages pre-sales of the shares.

      The transactions above may occur on the New York Stock Exchange, in the over-the-counter market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

      Alston & Bird LLP, New York, New York will pass upon the validity of the common stock offered in this offering and certain other legal matters on behalf of Friedman’s. Morgan, Lewis & Bockius LLP, New York, New York will pass upon certain legal matters in connection with this offering on behalf of the underwriters.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 28, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

$200,000,000

Friedman’s Inc.

Class A Common Stock, Preferred Stock, Warrants,

Debt Securities and Guarantees of Debt Securities

         We may from time to time offer and sell, in one or more series or classes, up to a total of $200 million of the following debt and equity securities:

• class A common stock

• preferred stock
• warrants
• debt securities
• guarantees of debt securities

      We may offer these securities in one or more offerings in amounts, at prices and on terms determined at the time of the offering.

      Our common stock is listed on the Nasdaq National Market under the symbol “FRDM.”

You should refer to the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2002.

i

Important Information About This Prospectus

        This prospectus is part of a “shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC.” By using a shelf registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. We may use the shelf registration statement to offer and sell up to a total of $200 million of our securities. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities offered. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “How to Obtain Additional Information.”

      You should rely only on the information contained or incorporated by reference in this prospectus and the supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Where You Can Find More Information

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference room:

450 Fifth Street, N.W.
Room 1200
Washington, D.C. 20549
(202) 642-8090

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      Our common stock is quoted on the Nasdaq National Market under the symbol “FRDM” and our SEC filings can also be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

      Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.

      We filed a registration statement on Form S-3 with the SEC that covers the securities described in this prospectus. For further information about us and about these securities, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC, as described above, or from us at the address provided on page 2.

Incorporation of Certain Documents by Reference

        The SEC allows us to “incorporate by reference” additional information into this prospectus. This means that we can disclose additional important information about us to you by referring you to another document that we have filed separately with the SEC. The information that we incorporate by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below, as well as any future documents we file with the SEC (File No. 000-22356) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of our common stock under this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended September 29, 2001, which was filed on December 28, 2001;

•	The description of our Class A common stock set forth in our registration statement on Form 8-A filed under Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating that description.

      Upon request, we will provide you, at no cost, a copy of any or all of the documents that we incorporate by reference in this prospectus. Written or oral requests should be directed to:

Friedman’s Inc.
4 West State Street
Savannah, GA 31401
Attention: Chief Financial Officer

      You may also make such requests by telephone at (800) 545-9033 between the hours of 9:00 a.m. and 4:00 p.m., Atlanta, Georgia local time.

This Prospectus Contains Forward-Looking Statements

        This prospectus contains forward-looking statements which involve risks and uncertainties. You can identify these forward-looking statements through our use of words such as “may,” “will,” “intend,” “project,” “expect,” “anticipate,” “assume,” “believe,” “estimate,” “continue,” or other similar words. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control. Our actual results may differ significantly from those expressed or implied in our forward-looking statements.

      Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus, you should carefully consider the risk factors set forth under the heading “Factors Affecting Future Performance” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2000, which is incorporated by reference into this prospectus, and which we may update from time to time by our future filings under the Securities Exchange Act. For more information, see the section of this prospectus entitled “Incorporation of Certain Documents by Reference.”

      You should also carefully consider any other factors contained in this prospectus or in any accompanying supplement, including the information incorporated by reference into this prospectus or into any accompanying supplement. You should pay particular attention to those factors discussed in any supplement under the heading “Risk Factors.” You should not rely on the information contained in any forward-looking statements, and you should not expect us to update any forward-looking statements.

Friedman’s Inc.

        We are a leading specialty retailer of fine jewelry in Savannah, Georgia, and the leading operator of fine jewelry stores located in power strip centers. As of November 8, 2001, we operate a total of 645 stores in 20 states, of which 426 were located in power strip centers and 219 were located in regional malls. We also offer products on-line at www.friedmans.com.

Use of Proceeds

        Unless otherwise specified in the applicable prospectus supplement, the net proceeds we receive from the sale of these securities will be used for:

•	refinancing our credit facility;

•	repaying other indebtedness that we may from time to time incur;

•	continuing financial support of our affiliate, Crescent Jewelers, which may include a guarantee of their indebtedness or a direct investment, or a combination of these and other methods of financial support;

•	financing future acquisitions that we may from time to time consider, including a possible acquisition of Crescent Jewelers; and

•	general working capital.

      Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities. We will disclose in the prospectus supplement any proposal to use the net proceeds from any offering of securities in connection with a planned acquisition.

Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

        Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends, including our consolidated subsidiaries, is computed by dividing earnings by fixed charges. We do not currently have, and during the periods presented did not have, any preferred stock outstanding. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, LESS capitalized interest and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt costs, discounts and issue costs, whether expensed or capitalized. The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

Fiscal Years Ended

September 30,		September 30,		September 30,		September 30,		September 29,
1997		1998		1999		2000		2001

7.8	x	3.1	x	3.8	x	3.8	x	2.4	x(1)

(1)	We have guaranteed the obligations of our affiliate, Crescent Jewelers, under their credit facility which matures on March 31, 2002. While we expect Crescent to be able to replace their credit facility prior to its maturity date, we have recorded the entire outstanding amount under Crescent’s credit facility as a liability on our balance sheet at September 29, 2001. Assuming that we had been required to service this indebtedness ($108 million at September 29, 2001) under our guarantee during fiscal 2001 at a borrowing rate of 6.50% (Crescent’s borrowing rate at September 29, 2001), our ratio of earnings to combined fixed charges for the fiscal year ended September 29, 2001 would have been 1.9x. Please refer to our Annual Report on Form 10-K for the year ended September 29, 2001, for more information.

Description of Class A Common Stock

        The following summary of the terms of our Class A common stock, including our certificate of incorporation, as amended, and bylaws, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement which contains this prospectus. You should refer to, and read this summary together with, our certificate of incorporation and bylaws to review all of the terms of our common stock that may be important to you.

General

       Under our certificate of incorporation, we are authorized to issue a total of 25,000,000 shares of Class A common stock, par value $.01 per share. As of December 14, 2001, we had issued and outstanding 13,322,655 shares of our Class A common stock held by approximately 70 stockholders of record. All outstanding shares of our Class A common stock are fully paid and nonassessable. Our Class A common stock is listed on the Nasdaq National Market under the symbol “FRDM.”

      Under our certificate of incorporation, we are authorized to issue a total of 7,000,000 shares of Class B common stock, par value $.01 per share. As of December 14, 2001, we had issued and outstanding 1,196,283 shares of our Class B common stock held by two stockholders of record. All outstanding shares of our Class B common stock are fully paid and nonassessable. Our Class B common stock is not listed on a securities exchange or Nasdaq.

Dividends

       Holders of our Class A common stock are entitled to participate equally in dividends when our board of directors declares dividends on our common stock out of legally available funds.

      We declared a cash dividend of $.015 per share of Class A and Class B common stock in the first two fiscal quarters of 2001 and $.0175 per share of Class A and Class B common stock in each of the last two fiscal quarters of 2001. In addition, we paid $0.125 per share of Class A and Class B common stock in the first two fiscal quarters of 2000 and $.015 per share in each of the last two fiscal quarters of 2000. Future dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements and operating and financial condition, among other factors, at the time any such dividends are considered. Our ability to pay dividends in the future may be restricted by our credit facility, which prescribes certain income and asset tests that affect the amount of any dividend payments.

Voting Rights

       Holders of Class A common stock have the right to elect a minimum of 25% of our directors (rounding the number of such directors to the next highest whole number if such percentage is not equal to a whole number of directors), and each holder of Class A common stock is entitled to cast one vote for each share held. As long as there are shares of Class B common stock outstanding, holders of Class A common stock have no other voting rights, except as required by law. If and when all of the outstanding shares of Class B common stock are converted into shares of Class A common stock, the holders of Class A common stock shall be entitled to vote on all matters submitted to a vote of the stockholders and shall be entitled to one vote per share held. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders. We presently do not permit cumulative voting for the election of members of the board of directors.

      Since sole voting power has been granted to the Class B common stock, except as described in the previous paragraph and as otherwise required by law, substantially all of our corporate actions can be taken without any vote by the holders of the Class A common stock, including, without limitation, amending our certificate of incorporation or bylaws (including to authorize more shares of Class A common stock), authorizing stock options, restricted stock and other compensation plans for employees, executives and directors, authorizing a merger or disposition of or change in control over us, approving indemnification of our directors, officers and employees (and related parties) and approving conflict of interest transactions involving our affiliates. The holders of the outstanding shares of Class A common stock will be entitled, however, to vote as a class upon any proposed amendment to our certificate of incorporation which would increase or decrease the par value of the shares of Class A common stock, or alter or change the powers, preferences or special rights of the shares of the Class A common stock so as to affect them adversely.

Liquidation and Dissolution

       In the event of our liquidation, dissolution, or winding up, voluntarily or involuntarily, holders of our Class A common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities.

Other

       Holders of our Class A common stock are not entitled to any preemptive or preferential right to purchase or subscribe for shares of capital stock of any class and have no conversion or sinking fund rights.

Transfer Agent

       The transfer agent and registrar for our common stock is First Union National Bank of North Carolina, located in Charlotte, North Carolina.

Description of Preferred Stock

        The following summary describes generally some of the terms of preferred stock that we may offer from time to time in one or more series. The specific terms of a series of preferred stock will be described in the applicable prospectus supplement relating to that series of preferred stock along with any general provisions applicable to that series of preferred stock. The following description of our preferred stock, and any description of preferred stock in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the certificate of designations relating to the particular series of preferred stock, which we will file with the SEC at or prior to the time of the sale of the preferred stock. You should refer to, and read this summary together with, the applicable certificate of designations and the applicable prospectus supplement to review the terms of a particular series of our preferred stock that may be important to you.

General

       Under our certificate of incorporation, our board of directors is authorized, with the consent of the holders of a majority of the outstanding Class B common stock, to authorize the issuance of up to 10,000,000 shares of our preferred stock, par value $.01 per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our certificate of incorporation provides that holders of preferred stock shall be entitled to vote together as a class with the holders of Class A common stock on any matters on which such stockholders are entitled to vote. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. As of the date of this prospectus, we have not designated or issued any series of preferred stock.

      The prospectus supplement relating to a particular series of our preferred stock will describe the following specific terms of the series:

(1) the title, designation, number of shares and stated value of the preferred stock;

(2) the offering price at which we will issue the preferred stock;

(3) the dividend rate, or method of calculating the dividend rate, the payment dates for dividends, whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

(4) whether the preferred stock will be subject to redemption, and the redemption price and other terms and conditions relative to the redemption rights;

(5) any sinking fund provisions;

(6) whether shares of the preferred stock will be convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable, and the terms and conditions upon which it may be converted or exchanged;

(7) the place or places where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

(8) any liquidation rights;

(9) any voting rights; and

(10) any additional rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our certificate of incorporation.

      When we issue and receive payment for shares of preferred stock, the shares will be fully paid and nonassessable, and for each share issued, a sum equal to the stated value will be credited to our preferred stock account. Holders of preferred stock will not have any preemptive or subscription rights to acquire more of our stock. Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank on a parity in all respects with each other series of preferred stock, prior to our common stock as to dividends, if so determined by our board of directors in a resolution providing for the issuance of the preferred stock, and prior to our common stock as to any distribution of our assets.

      The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Subject to the consent of the holders of a majority of our Class B stock, our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes and may include issuances to obtain additional financing in connection with acquisitions, and issuances to officers, directors and employees pursuant to benefit plans. Our issuance of shares of preferred stock may discourage attempts by others to acquire control of us without negotiation with our board of directors and our Class B stockholders, as it may make it difficult for a person to complete an acquisition of us without negotiating with our board and our Class B stockholders.

Dividends

       Holders of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors out of legally available funds and as permitted under the terms of our credit agreement. The rates and dates of payment of dividends will be described in the applicable prospectus supplement relating to each series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock ledger on the record dates that are fixed by our board of directors. Different series of the preferred stock may be entitled to dividends at different rates or based upon different methods of determination and the rates may be fixed, variable or both. Dividends on any series of the preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Except as provided in the applicable prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

      We may not declare, pay or set apart funds for payment of dividends on a particular series of preferred stock unless full dividends on any other series of preferred stock that ranks equally with or senior to the series of preferred stock have been paid or sufficient funds have been set apart for payment for either of the following:

•	all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

      Partial dividends declared on shares of any series of preferred stock and other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

Liquidation Rights

       Unless otherwise stated in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, the holders of each series of our preferred stock will be entitled to receive liquidating distributions out of the assets available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or any other class or series of stock ranking junior to the series of preferred stock. The liquidating distributions will be in the amount stated or determined by the applicable prospectus supplement plus all accrued and unpaid dividends up to the date of distribution for the current period and, if the preferred stock is cumulative, the previous dividend periods.

      If we voluntarily or involuntarily liquidate, dissolve or wind up, and the amounts payable relating to the preferred stock and any other shares of our stock of equal ranking in terms of liquidation rights are not paid in full, then the holders of our preferred stock and other securities will have a right to a ratable portion of our available assets, up to the full amount of liquidation preference that they have.

Redemption and Sinking Fund

       Subject to the terms of the prospectus supplement relating to a series of preferred stock, we may, at our board of directors’ option, redeem our preferred stock, in whole or in part at any time. Also, a series of our preferred stock may have the benefit of a sinking fund. Any restriction on the repurchase or redemption by us of our preferred stock while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable. Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date of shares of preferred stock called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Voting Rights

       The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the applicable prospectus supplement;

•	as otherwise stated in the certificate of designations establishing the series; or

•	as required by applicable law.

Conversion and Exchange Rights

       The applicable prospectus supplement will indicate any terms on which shares of any series of preferred stock are convertible or exchangeable. The prospectus supplement will describe the securities or rights into which the preferred stock is convertible or exchangeable, which may include other preferred stock, debt securities, common stock or other securities, rights or property, or securities of other issuers, or any combination of our securities, rights and property and the securities of other issuers. The terms may include provisions for conversion, either mandatory, at the option of the holder, or at our option, in which case the prospectus supplement will state the time and manner of calculating the consideration to be received by the holders of the preferred stock.

Transfer Agent and Registrar

       We will designate the transfer agent, registrar and dividend disbursement agent for the preferred stock in the applicable prospectus supplement.

Description of Warrants

        The following summary describes generally the terms of warrants that we may offer from time to time in one or more series. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants. The following description of the warrants, and any description of the warrants in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the underlying warrant agreement, which we will file with the SEC at or prior to the time of the sale of the warrants. You should refer to, and read this summary together with, the warrant agreement and the applicable prospectus supplement to review the terms of a particular series of warrants.

      We may issue warrants to purchase debt securities, shares of our common stock or preferred stock, or any combination of those securities. We may issue warrants independently or together with any other securities, and the warrants may be attached to, or separate from, any other securities. Each series of warrants will be issued under a separate warrant agreement between us and a warrant agent specified in the related prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of the warrants.

      The applicable prospectus supplement will describe the terms of any warrants, including the following:

(1) the title of the warrants;

(2) the total number of warrants;

(3) the price or prices at which the warrants will be issued and sold;

(4) the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

(5) the designation and terms of the securities purchasable upon exercise of the warrants;

(6) the price at which, and the currency or currencies, including composite currencies or currency units, in which the securities purchasable upon exercise of the warrants may be purchased;

(7) the date on which the right to exercise the warrants shall commence and the date on which that right will expire;

(8) whether the warrants will be issued in registered form or bearer form;

(9) if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

(10) if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

(11) information with respect to book-entry procedures, if any;

(12) anti-dilution provisions of the warrants, if any;

(13) redemption or call provisions, if any, that are applicable to the warrants;

(14) if applicable, a summary of the United States federal income tax considerations; and

(15) any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

      Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the respective underlying securities purchasable upon exercise of the warrants.

Description of Debt Securities

General

       We may issue either senior or subordinated debt securities. We will issue the senior debt securities under one or more senior indentures between us and a senior indenture trustee, and we will issue the subordinated debt securities under one or more subordinated indentures between us and a subordinated indenture trustee. Except for the subordination provisions set forth in the subordinated indenture, the provisions of the indentures are substantially the same. Each of the senior and subordinated indentures will be subject to, and governed by, the Trust Indenture Act of 1939, as amended, and we may supplement the indentures from time to time after we execute them.

      This prospectus summarizes what we believe to be the material provisions of the indentures and the debt securities that we may issue under the indentures. This summary is not complete and may not describe all of the provisions of the indentures or the terms of the debt securities that might be important to you. For additional information, you should carefully read the forms of senior and subordinated indentures that are attached as an exhibit to the registration statement of which this prospectus forms a part.

      When we offer to sell a particular series of debt securities, we will describe the specific terms of those debt securities in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms in this prospectus apply to a particular series of debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, you should carefully read both this prospectus and the applicable prospectus supplement.

      In the summary below, we have included references to the section numbers of the indentures so that you can easily locate the related provisions in the indentures for additional detail. You should also refer to the indentures for the definitions of any capitalized terms that we use below but do not describe in this prospectus. When we refer to particular sections of the indentures or to defined terms in the indentures, we intend to incorporate by reference those sections and defined terms into this prospectus.

Terms

       The debt securities will be our direct, unsecured obligations. The indebtedness represented by the senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indebtedness represented by the subordinated debt securities will rank junior and subordinate in right of payment, to the extent and in the manner described in the subordinated indenture, to the prior payment in full of our senior debt, as described below under the section entitled “Subordination.” We may, as described in an applicable prospectus supplement, issue debt that is secured by our assets.

      The amount of debt securities we offer under this prospectus will be limited to the amount described on the cover of this prospectus. We may issue the debt securities, from time to time and in one or more series, as our board of directors may establish by resolution, or as we may establish in one or more supplemental indentures. We may issue debt securities with terms different from those of debt securities that we have previously issued (Section 301).

      Each of the indentures provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to that series (Section 608). If two or more persons act as trustee with respect to different series of debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee (Sections 101 and 609). Except as otherwise indicated in this prospectus, each trustee may take any action described in this prospectus only with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

      You should refer to the applicable prospectus supplement relating to a particular series of debt securities for the specific terms of the debt securities, including, but not limited to:

(1) the title of the debt securities and whether the debt securities are senior debt securities or subordinated debt securities, including junior subordinated;

(2) the total principal amount of the debt securities and any limit on the total principal amount;

(3) the price, expressed as a percentage of the principal amount of the debt securities, at which we will issue the debt securities and any portion of the principal amount payable upon acceleration of the debt securities;

(4) the terms, if any, by which holders of the debt securities may convert or exchange the debt securities for our Class A common stock, our preferred stock, or any of our other securities or property;

(5) any limitations on the ownership or transferability of the securities or property into which holders may convert or exchange the debt securities;

(6) the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities and the amount of principal we will be obligated to pay;

(7) the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

(8) the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities, the dates on which we will be obligated to pay any interest, the regular record dates, if any, for the interest payments, or the method by which the dates will be determined, the persons to whom we will be obligated to pay interest, and the basis upon which interest will be calculated, if other than that of a 360-day year consisting of twelve 30-day months;

(9) the place or places where the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities will be payable, where the holders of the debt securities may surrender their debt securities for conversion, transfer or exchange, and where the holders may serve notices or demands to us in respect of the debt securities and the indenture;

(10) the terms and conditions relating to the form and the denominations in which we will issue the debt securities if other than $1,000 or a multiple of $1,000;

(11) if other than the trustee, the identity of each security registrar and/or paying agent for debt securities of the series;

(12) the period or periods during which, the price or prices (including any premium or Make-Whole Amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities at our option, if we have an option;

(13) any obligation that we have to redeem, repay or purchase debt securities at the option of a holder of debt securities, under any sinking fund or similar provision, and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities under that obligation;

(14) the currency or currencies in which we will sell the debt securities and in which the debt securities will be denominated and payable;

(15) whether the amount of payment of principal of, and any premium, Make-Whole Amount or interest on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

(16) whether the principal of, and any premium, Make-Whole Amount, Additional Amounts or interest on, the debt securities of the series are to be payable, at our election or at the election of a holder of the debt securities, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, the period or periods during which, and the terms and conditions upon which, this election may be made, and the time and manner of, and identity of the exchange rate agent responsible for, determining the exchange rate between the currency or currencies in which the debt securities are denominated or stated to be payable and the currency or currencies in which the debt securities will be payable;

(17) any provisions granting special rights to the holders of the debt securities of the series at the occurrence of named events;

(18) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants contained in the applicable indenture;

(19) whether the debt securities of the series will be issued in certificated or book-entry form and the related terms and conditions, including whether any debt securities will be issued in temporary and/or permanent global form, and if so, whether the owners of interests in any permanent global debt security may exchange those interests for debt securities of that series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the indenture (Section 305), and, if debt securities of or within the series are to be issuable as a global debt security, the identity of the depositary for such series;

(20) the date as of which any temporary global debt security representing outstanding securities of or within the series will be dated if other than the date of original issuance of the first debt security of the series to be issued;

(21) if the debt securities will be issued in definitive form only upon our receipt, or the trustee’s receipt, of certificates or other documents, or upon the satisfaction of conditions, a description of those certificates, documents or conditions;

(22) if the debt securities will be issued upon the exercise of debt warrants, the time, manner and place for the debt securities to be authenticated and delivered;

(23) the extent to which the debt securities are subordinated to other indebtedness;

(24) any other terms of the debt securities or of any guarantees issued in connection with the debt securities not inconsistent with the provisions of the applicable indenture;

(25) the applicability, if any, of the defeasance and covenant defeasance provisions of the indenture, as described below under “Discharge, Defeasance and Covenant Defeasance;”

(26) any applicable United States federal income tax consequences, including whether and under what circumstances we will pay any Additional Amounts, as contemplated in the applicable indenture on the debt securities, to any holder who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay Additional Amounts, whether, and on what terms, we will have the option to redeem the debt securities in lieu of paying the Additional Amounts;

(27) any other covenant or warranty included for the benefit of the debt securities of the series;

(28) any proposed listing of the debt securities on any securities exchange or market; and

(29) any other terms of the debt securities not inconsistent with the provisions of the applicable indenture (Section 301).

      The debt securities may provide for less than their entire principal amount to be payable if we accelerate their maturity as a result of the occurrence and continuation of an event of default (Section 502). If this is the case, the debt securities would have what is referred to as “original interest discount.” Any special United States federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

      We may issue debt securities from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currencies or currency exchange rates, commodity prices, equity indices or other factors. Holders of debt securities with these features may receive a payment of principal on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on the applicable dates, depending upon the value on those dates of the applicable currencies or currency exchange rates, commodity prices, equity indices or other factors.

      Information as to the methods for determining the amount of principal or interest payable on any date, the currencies or currency exchange rates, commodity prices, equity indices or other factors to which the amount payable on that date is linked and additional tax considerations will be included in the applicable prospectus supplement. All debt securities of any one series will be substantially identical, except as to denomination, in the case of debt securities issued in global form, and except as may otherwise be provided by a resolution of our board of directors or in any supplement to the indentures. We are not required to issue all of the debt securities of a series at the same time, and, unless otherwise provided in the applicable indenture or prospectus supplement, we may re-open a series without the consent of the holders of the debt securities of that series to issue additional debt securities of that series.

      The indentures do not contain any provisions that limit our ability to incur indebtedness or that would protect holders of debt securities in the event we become a party to a highly-leveraged or similar transaction in which we would incur or acquire a large amount of additional debt. You should refer to the applicable prospectus supplement for information regarding any deletions from, modifications of, or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Guarantees

       Debt securities will be issued and unconditionally and irrevocably guaranteed on a senior or subordinated basis by Friedman’s Management Corp., FCJV Holding Corp., Friedman’s Holding

Corp., FCJV, L.P., FI Stores Limited Partnership and Friedman’s Florida Partnership. Such guarantees will cover the timely payment of the principal of, and any premium, interest or sinking fund payments on, the debt securities, whether we make the payment at a maturity date, as a result of acceleration or redemption, or otherwise.

Denominations, Interest, Registration and Transfer

       Unless the applicable prospectus supplement states otherwise, any debt securities of any series that we issue in registered form will be issued in denominations of $1,000 and multiples of $1,000 (Section 302).

      Unless the applicable prospectus supplement states otherwise, the principal of, and any premium, Make-Whole Amount, or interest on, any series of debt securities will be payable in the currency designated in the prospectus supplement at the corporate trust office of the trustee. At our option, however, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the security register for the series or by wire transfer of funds to that person at an account maintained within the United States (Sections 301, 305, 307 and 1002). We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for any series. All monies that we pay to a paying agent for the payment of any principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security which remains unclaimed at the end of two years after that payment became due and payable will be repaid to us. After that time, the holder of the debt security will be able to look only to us for payment (Section 1003).

      Any interest that we do not punctually pay on any interest payment date with respect to a debt security will cease to be payable to the holder on the applicable regular record date and may either:

(1) be paid to the holder at the close of business on a special record date for the payment of defaulted interest, to be determined by the applicable trustee, (Sections 101 and 307); or

(2) be paid at any time in any other lawful manner, as more fully described in the applicable indenture.

      Subject to certain limitations imposed upon debt securities issued in book-entry form, debt securities of any series will be exchangeable for other debt securities of the same series and of the same total principal amount and authorized denomination upon the surrender of the debt securities at the corporate trust office of the applicable trustee. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion, transfer or exchange at the corporate trust office of the applicable trustee. Every debt security surrendered for conversion, transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. There will be no service charge for any transfer or exchange of any debt securities, but we may require holders to pay any tax or other governmental charge payable in connection with the transfer or exchange (Section 305).

      If the applicable prospectus supplement refers to our designating any transfer agent for any series of debt securities, in addition to the applicable trustee, we may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for any series of debt securities. We may at any time designate additional transfer agents with respect to any series of debt securities (Section 1002).

      Neither we nor any trustee will be required to do any of the following:

(1) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before there is a selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

(2) issue, register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being only partially redeemed;

(3) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security that will not be partially or entirely repaid (Section 305).

Global Debt Securities

       The debt securities of a series may be issued in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to the series and registered in the name of the depositary or its nominee. In this case, we will issue one or more global securities in a denomination or total denominations equal to the portion of the total principal amount of outstanding registered debt securities of the series to be represented by the global security or securities. We expect that any global securities issued in the United States would be deposited with The Depository Trust Company, as depositary. We may issue any global securities in fully registered form on a temporary or permanent basis. Unless and until a global security is exchanged for debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary to its nominee or by a nominee to the depositary or another nominee, or by the depositary or its nominee to a successor of the depositary or the successor depositary’s nominee.

      The specific terms of the depositary arrangement with respect to any series of debt securities to be represented by a registered global security will be described in the applicable prospectus supplement. We anticipate that the provisions that follow will apply to depositary arrangements.

      Ownership of beneficial interests in a global security will be limited to persons that have accounts with, or are participants in, the depositary for the registered global security, or persons that may hold interests through participants. When we issue a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the global security owned by those participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in an offering of the debt securities, or by us or the trustee if we are directly offering the debt securities. The participants’ ownership, and any transfer, of a registered global security will be shown on records maintained by the depositary, and ownership of persons who hold debt securities through participants will be reflected on the records of the participants. State and federal laws may impair a person’s ability to own, transfer or pledge interests in registered global securities.

      So long as the depositary or its nominee is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form, and will not be considered the owners or holders of the debt securities under the applicable indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the depositary’s procedures and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through those participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

      Payments of principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, a registered global security will be made to the depositary or its nominee, as the case may be, as the registered owners of the global security. Neither we, the trustee, the paying agent nor the registrar, nor any other agent of ours or of the trustee, will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that once the depositary receives any payment of principal of, any premium, Make-Whole Amounts, interest or Additional Amount on, a registered global security, the depositary will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global security, as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the registered global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

      If the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more global securities and, in such event, we will issue debt securities in definitive form in exchange for all of the global security or securities representing the debt securities. We will register any debt securities issued in definitive form in exchange for a global security in the name or names that the depositary provides to the trustee. We expect that those names will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security.

Merger, Consolidation or Sale

       We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, trust or entity provided that:

(1) we are the survivor in the transaction, or the survivor, if not us, is an entity organized under the laws of the United States or a state of the United States which expressly assumes by supplemental indenture the due and punctual payment of the principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, all of the outstanding debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each indenture;

(2) immediately after giving effect to the transaction and treating any indebtedness that becomes an obligation of ours or one of our subsidiaries as a result of the transaction as having been incurred by us or our subsidiary at the time of the transaction, there is no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default; and

(3) we deliver a certificate, signed by one of our officers, and an opinion of our legal counsel, as to the satisfaction of conditions contained in the applicable indenture (Sections 801 and 803).

      This covenant would not apply to any recapitalization transaction, a change of control of our company or a transaction in which we incur a large amount of additional debt, unless the transactions or change of control include a merger, consolidation or transfer or lease of substantially all of our assets. Except as may be described in the applicable prospectus supplement, there are no covenants or other provisions in the indentures providing for a “put” right or increased interest or that would otherwise afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control over us or a transaction in which we incur a large amount of additional debt.

Certain Covenants

Existence

       Except as permitted under the section entitled “Merger, Consolidation or Sale” above, we will do or cause to be done all things necessary to preserve and keep our legal existence, rights and franchises in full force and effect. We will not, however, be required to preserve any right or franchise if we determine that the preservation of that right or franchise is no longer desirable in the conduct of our business and that its loss is not disadvantageous in any material respect to the holders of any debt securities (Section 1005).

Maintenance of properties

       We will cause all of our material properties used or useful in the conduct of our business, or the business of any of our subsidiaries, to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. We will also cause to be made all necessary repairs, renewals, replacements and improvements of those properties, as we in our judgment believe is necessary to properly carry on the business related to those properties. We will not, however, be prevented from selling or otherwise disposing of our properties, or the properties of our subsidiaries, in the ordinary course of business (Section 1006).

Insurance

       We and each of our subsidiaries must keep all of our insurable properties insured against loss or damage with commercially reasonable amounts and types of insurance provided by insurers of recognized responsibility (Section 1007).

Payment of taxes and other claims

       We will pay or discharge, or cause to be paid or discharged, before they become delinquent, the following:

(1) all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries, or upon the income, profits or property of us or of any of our subsidiaries, and

(2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

      We will not, however, be required to pay or discharge, or cause to be paid or discharged, any tax, assessment, charge or claim, the amount, applicability or validity of which is being contested in good faith by appropriate proceedings (Section 1008).

Provision of financial information

       Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will, within 15 days of each of the respective dates by which we are or would have been required to file annual reports, quarterly reports and other documents with the SEC pursuant to Sections 13 and 15(d):

(1) file with the applicable trustee copies of the annual reports, quarterly reports and other documents that we are or would be required to file with the SEC under Sections 13 and 15(d) of the Exchange Act; and

(2) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of those documents to holders and any prospective holders of debt securities (Section 1009).

Waiver of certain covenants

       We may choose not to comply with any term, provision or condition of the foregoing covenants, or with any other term, provision or condition with respect to the debt securities of a series if, before or after the time for compliance, the holders of at least a majority in principal amount of all outstanding debt securities of the series either waive the compliance in that particular instance or in general waive compliance with that covenant or condition. This does not apply to any terms, provisions or conditions that, by their terms, cannot be amended without the consent of all holders of debt securities of the series. Unless the holders expressly waive compliance with a covenant and the waiver has become effective, our obligations and the duties of the trustee in respect of any term, provision or condition will remain in full force and effect. (Section 1012).

Additional covenants

       The applicable prospectus supplement may describe additional covenants, elimination of the covenants described above or modifications to such covenants with respect to a particular series of debt securities.

Events of Default, Notice and Waiver

       Except as otherwise provided in the applicable prospectus supplement, the following events are “events of default” with respect to any series of debt securities that we may issue under the indentures:

(1) we fail for 30 days to pay any installment of interest or any Additional Amounts payable on any debt security of that series;

(2) we fail to pay the principal of, or any premium or Make-Whole Amount on, any debt security of that series when due, either at maturity, redemption or otherwise;

(3) we fail to make any sinking fund payment as required for any debt security of that series;

(4) we breach or fail to perform any covenant contained in the indenture, other than a covenant added solely for the benefit of a different series of debt securities issued under the same indenture, and our breach or failure to perform continues for 60 days after we have received written notice of our breach or failure to perform;

(5) we default under a bond, debenture, note, mortgage or instrument or other evidence of indebtedness for money borrowed by us, or by any subsidiaries of ours that we have guaranteed, that has a principal amount outstanding of $10,000,000 or more, other than indebtedness which is non-recourse to us or our subsidiaries, which default has caused the indebtedness to become due and payable earlier than it would otherwise have become due and payable, and the acceleration has not been rescinded or annulled within 60 days after written notice was provided to us in accordance with the indenture;

(6) the bankruptcy, insolvency or reorganization or court appointment of a receiver, liquidator or appointment of a trustee for us or of any of our important subsidiaries, or for all or substantially all of our properties or the properties of our important subsidiaries; and

(7) any other event of default described in the applicable prospectus supplement and indenture (Section 501).

      If there is a continuing event of default with respect to outstanding debt securities of a series, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series, voting as a single class, may declare immediately due and payable the principal amount or other amount as may be specified by the terms of those debt securities and any premium or Make-Whole Amount on the debt securities of that series. However, at any time after an acceleration with respect to debt securities of a series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of that series may cancel the acceleration and its consequences if:

(1) we deposit with the applicable trustee all required payments of the principal of, and any premium, Make-Whole Amount, interest, and Additional Amounts on, the applicable debt securities, plus fees, expenses, disbursements and advances of the applicable trustee; and

(2) all events of default, other than the nonpayment of accelerated principal, premium, Make-Whole Amount or interest, with respect to the applicable debt securities have been cured or waived as provided in the applicable indenture (Section 502).

      Each indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default with respect to that series and its consequences, except a default involving:

(1) our failure to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security; or

(2) a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of each outstanding debt security affected by the default (Section 513).

      The trustee is generally required to give notice to the holders of debt securities of each affected series within 90 days of a default unless the default has been cured or waived. The trustee may, however, withhold notice of default unless the default relates to:

(1) our failure to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security; or

(2) any sinking fund installment for any debt securities of that series, if the responsible officers of the trustee consider it to be in the interest of the holders of the debt securities of that series (Section 601).

      Each indenture provides that no holder of debt securities of any series may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless the applicable trustee fails to act, and such failure to act continues for 60 days after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to the trustee (Section 507). This provision will not, however, prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities at their respective due dates (Section 508).

      Subject to provisions in each indenture relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of debt securities then outstanding, unless the holders have offered to the trustee security or indemnity satisfactory to it (Section 602). Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon the trustee. The trustee may, however, refuse to follow any direction which conflicts with any law or the applicable indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of the applicable series not joining in the direction (Section 512).

      Within 120 days after the close of each fiscal year, we must deliver to each trustee a certificate, signed by one of several specified officers, stating that officer’s knowledge of our compliance with all of the conditions and covenants under the applicable indenture, and, in the event of any noncompliance, specifying the noncompliance and the nature and status of the noncompliance (Section 1010).

Modification of the Indentures

       The holders of not less than a majority in principal amount of all outstanding debt securities issued under an indenture must consent to any modifications and amendments of the indenture. However, no modification or amendment may, without the consent of the holder of the debt securities affected, do any of the following:

(1) change the stated maturity of the principal of, or any premium, Make-Whole Amount, installment of principal of, interest or Additional Amounts payable on, any debt security;

(2) reduce the principal amount of, or the rate or amount of interest on, any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any debt security;

(3) reduce the amount of principal of an original issue discount security or any Make-Whole Amount that would be due and payable upon declaration of acceleration of the maturity of the original discount or other security, or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any debt security;

(4) change the place of payment or the currency or currencies of payment of the principal of, and any premium, Make-Whole Amount, interest, or Additional Amounts on, any debt security;

(5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(6) reduce the percentage of the holders of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with provisions of the indenture or defaults and consequences under the indenture, or to reduce the quorum or voting requirements contained in the indenture; or

(7) modify any of the foregoing provisions or any of the provisions relating to the waiver of past defaults or covenants, except to increase the required percentage of holders necessary to effect that action or to provide that other provisions may not be modified or waived without the consent of the holder of the debt security (Section 902).

      The holders of not less than a majority in principal amount of outstanding debt securities have the right to waive compliance by us with some of the covenants in the indenture (Section 1012). We and the relevant trustee may modify or amend an indenture, without the consent of any holder of debt securities, for any of the following purposes:

(1) to evidence the succession of another person to us as obligor under the indenture;

(2) to add to our existing covenants additional covenants for the benefit of the holders of all or any series of debt securities, or to surrender any right or power conferred upon us in the indenture;

(3) to add events of default for the benefit of the holders of all or any series of debt securities;

(4) to permit or facilitate the issuance of debt securities in uncertificated form, provided that this action will not adversely affect the interests of the holders of the debt securities of any series in any material respect;

(5) to add, change or eliminate any provisions of an indenture, provided that any addition, change or elimination shall become effective only when there are no outstanding debt securities of any series created prior to the change which are entitled to the benefit of the applicable provision;

(6) to secure the debt securities;

(7) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion or exchange of the debt securities into our common stock, preferred stock or other securities or property;

(8) to provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

(9) to cure any ambiguity, defect or inconsistency in an indenture, provided that the action does not adversely affect the interests of holders of debt securities of any series issued under that indenture;

(10) to close an indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, an indenture under the Trust Indenture Act; or

(11) to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided that the action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901).

Subordination

       Unless otherwise indicated in the applicable prospectus supplement for a particular series of subordinated debt securities, the following provisions will apply to subordinated debt securities. Any section references discussed below refer to provisions in the subordinated indenture.

      Upon any distribution to our creditors in the case of a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of, and any interest and premium on, the subordinated debt securities will be subordinated to the extent provided in the subordinated indenture, in right of payment to the prior payment in full of all senior debt (Sections 1801 and 1802). Our obligation to make payment of the principal of, and interest on, the subordinated securities will not otherwise be affected (Section 1808).

      We may not make payments of principal, interest or premium on the subordinated debt securities at any time that:

(1) we are in default on any payment with respect to our senior debt;

(2) we are in default with respect to any senior debt, which results in the acceleration of the maturity of the senior debt; or

(3) there is a judicial proceeding pending with respect to any such default and we receive notice of the default (Section 1803).

      We may resume payments on the subordinated debt securities when the default is cured or waived, or if the subordination provisions of the subordinated indenture otherwise permit payment at that time (Section 1803). After we have paid all of our senior debt in full, holders of our subordinated debt securities will still be subrogated to the rights of holders of our senior debt to the extent that payments otherwise payable to holders of our subordinated debt securities have been made to holders of senior debt, until we pay all of our subordinated debt securities in full (Section 1807). Because of this subordination, in the event that we distribute our assets upon insolvency, some of our general creditors may recover more on a proportionate basis than holders of the subordinated debt securities.

      There is no limit on the amount of senior debt that we may incur. There are no restrictions in the subordinated indenture upon the creation of additional senior debt or other indebtedness.

Discharge, Defeasance and Covenant Defeasance

       Unless the terms of a series of debt securities provide otherwise, under each indenture, we may discharge some of our obligations to holders of any series of debt securities that:

(1) have not already been delivered to the applicable trustee for cancellation and that either have become due and payable or will become due and payable within one year; or

(2) are scheduled for redemption within one year.

      We can discharge these obligations by irrevocably depositing with the applicable trustee funds in the currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on those debt securities, including principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, the debt securities on and up to the date of such deposit, or, if the debt securities have become due and payable, on and up to the stated maturity or redemption date, as the case may be (Section 401).

      In addition, if the terms of the debt securities of a series permit us to do so, we may elect either of the following:

(1) to defease and be discharged from any and all obligations with respect to the debt securities, except our obligations to (Section 1402):

•	pay any Additional Amounts upon the occurrence of several particular tax and other events;

•	register the transfer or exchange of the debt securities;

•	replace temporary or mutilated, destroyed, lost or stolen debt securities;

•	maintain an office or agency for the debt securities; and

•	hold monies for payment in trust; or

(2) to be released from our obligations with respect to the debt securities under sections of the indenture described under “Certain Covenants” or, if permitted by the terms of the debt securities, our obligations with respect to any other covenant.

      If we choose to be released from our obligations under the covenants, our failure to comply with any of the obligations imposed on us by the covenants will not constitute a default or an event of default with respect to the debt securities (Section 1403). However, to make either election, we must irrevocably deposit with the applicable trustee an amount, in such currency or currencies in which the debt securities are payable at stated maturity, or in government obligations (Section 101), or both, that will provide sufficient funds to pay the principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, the debt securities, and any mandatory sinking fund or similar payments on the debt securities, on the relevant scheduled due dates.

      We may defease and discharge our obligations, as described in the preceding paragraphs, only if, among other things, we have delivered to the applicable trustee an opinion of counsel to the effect that:

(1) the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance described in the previous paragraphs and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred; and

(2) in the case of defeasance, the opinion of counsel must refer to, and be based upon, a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the indenture (Section 1404);

      Unless otherwise provided in the applicable prospectus supplement, if, after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

(1) the holder of a debt security of the series elects to receive payment in a currency other than that in which the deposit has been made in respect of the debt security (Section 301); or

(2) a conversion event, as defined below, occurs in respect of the currency in which the deposit has been made;

then the indebtedness represented by the debt security will be fully discharged and satisfied through the payment of the principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, the debt security as they become due, out of the proceeds yielded by converting the amount deposited in respect of the debt security into the currency in which the debt security becomes payable as a result of the holder’s election or the cessation of usage based on the applicable market exchange rate (Section 1405).

      Unless otherwise provided in the applicable prospectus supplement, a “conversion event” means the cessation of use of:

(1) a currency issued by the government of one or more countries other than the United States, both by the government of the country that issued that currency and for the settlement of transactions, by a central bank or other public institution of or within the international banking community;

(2) the European Currency Unit, both within the European Monetary System and, for the settlement of transactions, by the public in situations involving the European Community; or

(3) any currency for the purposes for which it was established (Section 101).

      Unless otherwise provided in the applicable prospectus supplement, we will make all payments of principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance in United States dollars.

      In the event that we effect covenant defeasance with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of an event of default other than:

(1) the event of default described in clause (4) under the first paragraph of “Events of Default, Notice and Waiver,” which would no longer be applicable to the debt securities of that series (Sections 1004 to 1009); or

(2) the event of default described in clause (7) under “Events of Default, Notice and Waiver” with respect to a covenant as to which there has been covenant defeasance;

then the amount on deposit with the trustee will still be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. In this case, we would remain liable to make payment of the amounts due at the time of acceleration.

      The applicable prospectus supplement may describe any additional provisions permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to a particular series of debt securities.

Conversion and Exchange Rights

       The terms on which debt securities of any series are convertible into or exchangeable for our common stock, preferred stock or other securities or property will be described in the applicable prospectus supplement. These terms will include:

(1) the conversion or exchange price, or the manner of calculating the price;

(2) the exchange or conversion period;

(3) whether the conversion or exchange is mandatory, or voluntary at the option of the holder or at our option;

(4) any restrictions on conversion or exchange in the event of redemption of the debt securities and any restrictions on conversion or exchange generally; and

(5) the means of calculating the number of shares of our common stock, preferred stock or other securities or property to be received by the holders of debt securities.

      The conversion or exchange price of any debt securities of any series that are convertible into our common stock or preferred stock may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as set forth in the applicable prospectus supplement (Article Sixteen).

Governing Law

       The indentures are governed by and shall be construed in accordance with the laws of the State of New York.

Redemption of Debt Securities

       We may opt at any time to partially or entirely redeem the debt securities. The debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

      From the time, and after, notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on the redemption date, the debt securities will cease to bear interest on the date fixed for the redemption specified in the notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

Plan of Distribution

        We may from time to time offer and sell the securities described in this prospectus directly to purchasers, or to or through underwriters, dealers or designated agents. We will name any underwriter or agent involved in the offer and sale of the securities in the applicable prospectus supplement. We may sell the securities:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

      We also may authorize underwriters acting as our agents to offer and sell the securities upon terms and conditions that will be described in the applicable prospectus supplement.

      If we use underwriters to assist us in the offer and sale of the securities, the underwriters may act as our agents, and we may pay the underwriters in the form of discounts, concessions or commissions. These underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any persons whom we use to assist us in the offer and sale of the securities may be deemed to be underwriters, and any discounts or commissions that they receive from us or from their resale of the securities may be deemed to be underwriting discounts and commissions under the securities laws. The obligations of the underwriters to purchase our securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities of a series if any are purchased.

      Each time that we use this prospectus to sell securities, we will also provide a prospectus supplement that contains the specific terms about those securities and about the offering. We will identify any underwriter or agent that we use, as well as any compensation that these underwriters or agents will receive from us or otherwise, in the applicable prospectus supplement. The prospectus supplement will also include information regarding the terms of our relationship with any underwriters or agents, their obligations with respect to that offering, and information regarding the proceeds that we will receive and our expected use of those proceeds.

      Unless we indicate otherwise in the related prospectus supplement, the securities will be a “new issue” with no established trading market, other than our Class A common stock, which is listed on the Nasdaq National Market. If we sell Class A common stock under this prospectus and the related supplement, the Class A common stock will be listed on Nasdaq, subject to our giving official notice to Nasdaq of our sale of additional shares of Class A common stock. We may elect to list any of the other securities on a securities exchange or Nasdaq, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but no underwriter will be obligated to do so. If any underwriter does make a market in a series of the securities, that underwriter may discontinue its market-making activities at any time without notice to us or to you.

      If we use dealers to assist us in the offer and sale of the securities, then we will likely sell the securities to those dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. We will include the names of the dealers and the terms of any transactions involving the dealers in the applicable prospectus supplement.

      We may enter into agreements with underwriters, dealers and agents who agree to assist us in the offer and sale of the securities. Under these agreements, we may agree to indemnify the underwriters, dealers and agents against certain liabilities, including liabilities under the securities laws, and we also may agree to contribute to any payments that the underwriters, dealers or agents may be required to make under the securities or other laws. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      Any underwriters, dealers or agents that assist us in the offer and sale of our securities may engage in transactions with or perform services for us in the ordinary course of business.

Legal Opinions

        The legality and validity of the securities offered by this prospectus, as well as certain federal income tax matters, will be passed upon for us by Alston & Bird LLP.

Experts

        The consolidated financial statements of Friedman’s Inc. appearing in Friedman’s Inc. Annual Report (Form 10-K) for the year ended September 29, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

[Crescent Logo]	[Joyerias Itzá Logo]

[Graphic: Photo of Crescent Jewelers Store]

[Graphic: Photo of Joyerias Itzá Store]

Crescent Jewelers has 167 stores in six states. Friedman’s expects to consolidate Crescent’s financial statements in Friedman’s fiscal 2003 audited financial statements.

PROSPECTUS SUPPLEMENT September 19, 2003
 (To Prospectus dated January 14, 2002)

3,100,000 Shares

Class A Common Stock

Thomas Weisel Partners LLC

McDonald Investments Inc.

JMP Securities
Wedbush Morgan Securities Inc.
Morgan Joseph & Co. Inc.